    As filed with the Securities and Exchange Commission on October 29, 2002
                         Registration No. ______________

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                                _________________

                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                 EUROTECH, LTD.

             (Exact name of registrant as specified in its charter)

   District of Columbia                                          33-0662435
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                              Identification No.)

                 10306 Eaton Place, Suite 220, Fairfax, VA 22030
                                 (703) 352-4399
               (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

           Don V. Hahnfeldt                  Copies of communications to:
              President                           David Selengut, Esq.
    10306 Eaton Place, Suite 220                    Tony Ngo, Esq.
          Fairfax, VA 22030              Ellenoff Grossman Schole & Cyruli, LLP
           (703) 352-4399                        370 Lexington Avenue
(Name, address, including zip code, and            New York, NY 10017
   telephone number, including area                  (212) 370-1300
      code, of agent for service)

                         ------------------------------

      Approximate dates of proposed sales to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuing basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
Title of each class    Amount to        Proposed maximum
of securities  to      be registered    aggregate               Amount of
be registered                           offering price (1)(2)   registration fee
--------------------------------------------------------------------------------
Common Stock,
$.00025 par value        17,951,756       $4,128,903.80           $379.86
--------------------------------------------------------------------------------

1   Calculated in accordance with Rule 457(o).
2 Pursuant to Rule 416, the number of shares registered hereby includes an indeterminate number of additional shares which may be issued upon the occurrence of certain events in accordance with the applicable anti-dilution provisions of the relevant documents.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                                   PROSPECTUS

                   17,951,756 AGGREGATE AMOUNT OF COMMON STOCK

                                       OF

                                 EUROTECH, LTD.

This prospectus relates to the possible resale at market of shares of our common stock by some of our existing shareholders, including shares that some of these shareholders do not now own but are entitled to acquire upon exercise of certain warrants and options. We will not receive any proceeds from the sale of these shares, but depending on whether or not the selling shareholders exercise cashless rights upon exercise of the warrants and options issued to them we may receive proceeds from the exercise of the warrant and options. Any proceeds which we may potentially receive upon conversion of the warrants and options will be used for working capital.

Our common stock is traded on the American Stock Exchange ("Amex") under the symbol "EUO"; provided, however, we have received a letter from the Amex regarding our continued listing requirements. The last sale price for our common stock, as reported on Amex on October 24, 2002, was $0.23.

We will bear all expenses, other than selling commissions and fees, in connection with the registration and sale of the shares being offered by this prospectus.

                  INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                      SEE RISK FACTORS STARTING ON PAGE 4.

   NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR
    DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                October __, 2002

                                TABLE OF CONTENTS

PROSPECTUS SUMMARY                                                           3
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS                            4
RISK FACTORS                                                                 4
THE COMPANY                                                                 14
EXPENSES OF THE OFFERING                                                    15
USE OF PROCEEDS                                                             15
SELLING SHAREHOLDERS                                                        15
PLAN OF DISTRIBUTION                                                        15
DESCRIPTION OF CAPITAL STOCK                                                18
LEGAL MATTERS                                                               21
EXPERTS                                                                     21
ADDITIONAL INFORMATION AND INFORMATION INCORPORATED BY REFERENCE            21
RECENT DEVELOPMENTS                                                         22
DISCLOSURE OF COMMISSION POSITION IN INDEMNIFICATION FOR SECURITIES
ACT LIABILITIES                                                             22

                               PROSPECTUS SUMMARY

         The following summary contains basic information about Eurotech and this prospectus. It does not contain all the information that is important to you and for you to fully understand our potential business opportunity or investment risk and consideration. For a more complete understanding, we encourage you to read the entire document and the documents referred to in this prospectus, including the financial statements and related notes included in the reports that we file with the SEC.

         In this prospectus, the words Eurotech, Company, we, our, and us refer to Eurotech, Ltd., a company formed under the corporate laws of the District of Columbia.

THE COMPANY

         Eurotech, Ltd. is a development-stage company acquiring, developing, and marketing emerging chemical and electronic technologies designed to create products for use in the environmental and security sectors. We manage engineering and scientific development programs designed to identify products and processes that have differentiated characteristics with possibly reduced manufacturing and/or use risks. Our portfolio of technologically advanced products and potential products include: (a) proprietary materials created to specifically solve the problems of how nuclear and other hazardous wastes are cost effectively contained, (b) advanced performance materials for use in industrial products such as coatings and paints, and (c) automatic detection of explosives and illicit materials for use in homeland security. We seek to commercialize our technologies using various financial and transactional vehicles including: technology transfer, licensing, joint venture, and distribution agreements. Our current research and development projects are discussed in the section entitled "The Company."

We were incorporated under the laws of the District of Columbia on May 26, 1995. Our executive office is located at 10306 Eaton Place, Suite 220, Fairfax, Virginia 22030. Our telephone number is (703) 352-4399 and our website address is http://www.eurotechltd.com.

THE OFFERING

Common Shares Offered by the Selling Shareholders...........  17,951,756 aggregate amount of common stock.

Common Shares Outstanding Before Offering (1) (2)...........  81,441,915 shares of common stock.

Common Shares Outstanding After Offering (3)................  approximately 87,796,915 shares of common stock.

Use of Proceeds.............................................  We will not receive any  proceeds from the sale of any of the shares that may
                                                              be sold by selling shareholders, but,
                                                              depending on whether or not the selling
                                                              shareholders exercise cashless exercise
                                                              rights upon exercise of warrants or
                                                              options issued to them, we may receive
                                                              proceeds from any exercise of the
                                                              warrants or options. Any proceeds we
                                                              may potentially receive upon
                                                              conversions of such warrants or options
                                                              will be used for working capital.

Risk Factors  ..............................................  The shares offered by this prospectus are speculative and risky. You should
                                                              carefully consider the risk factors
                                                              contained in this prospectus before
                                                              investing. See the Risk Factors section
                                                              for a more complete discussion of the
                                                              risks associated with investment in our
                                                              shares.

(1)      Outstanding as of October 24, 2002
(2) Includes the 4,000,000 shares issuable to ipPartners pursuant to the technology agreement and 5,000,000 issuable to Dean DeNuccio pursuant to a private placement consummated on September 26, 2002.
(3) This assumes the issuance of all the shares the underlying the options and warrants being registered in this offering.

We currently have 100,000,000 shares of common stock authorized and 5,000,000 shares of preferred stock authorized. We have plans to hold a shareholders meeting in the near future and will recommend that our shareholders approve an increase in our authorized capital to 300,000,000 shares of common stock. Our financing agreements impose obligations for us to issue shares of common stock in excess of our currently authorized common stock. Under these agreements, we have also agreed to hold a shareholders meeting and recommend an increase in our authorized capital. If we receive such approval, we have agreed to reserve additional shares of common stock for issuance pursuant to these existing financing agreements.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this prospectus and the documents incorporated by reference or delivered to you with this prospectus, including the documents listed below in the sections entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," and "Additional Information and Information Incorporated by Reference" contain forward-looking statements, which provide our current expectations or forecasts of future events for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements about our plans, objectives, expectations and intentions and other statements that are not historical facts. Words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "proposed," "intended," or "continue" or the negative of these terms or other comparable terminology may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for may reasons, including the factors described in the section entitled "Risk Factors" in this prospectus.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, growth rates, levels of activity, performance, or achievements. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the SEC, after the date of this prospectus.

                                  RISK FACTORS

You should carefully consider the risks described below, together with all other information contained in this prospectus. If any of the following risks actually occur, our business, business prospects, financial condition or operating results may be harmed. In that case, the trading price of our common stock may decline or we may be forced out of business and you could lose your entire investment in us.

IF WE ARE UNABLE TO ADEQUATELY PROTECT OR ENFORCE OUR RIGHTS TO INTELLECTUAL PROPERTY OR MAINTAIN RIGHTS TO THIRD-PARTY PATENTS, WE MAY LOSE VALUABLE RIGHTS, EXPERIENCE REDUCED MARKET SHARE, ASSUMING ANY, OR INCUR COSTLY LITIGATION TO PROTECT SUCH RIGHTS

We currently have worldwide exclusive licenses to patented technologies critical to our business under the brand name EKOR(TM) ("EKOR") for our hazardous waste division, Electromagnetic Radiography (TM) (also known as "EMR(TM)" for) and Acoustic Core (TM), both for homeland security. We also own the patents to our other proprietary technology under the name HNIPU (Hybrid Non-Isocyanate Polyurethane) ("HNIPU") intended as a replacement for conventional polyurethane binders commercial coatings, paints, adhesives, and foams. Our ability to maintain our current licenses, obtain additional license to patents, maintain trade secret protection and operate without infringing the proprietary rights of others will be important to our commercializing any products under development. The current and future development of our technology is contingent upon whether we are able to maintain a license to access the patents. Without these licenses, the technology would be protected from our use and we would not be able to even conduct research without prior permission from the patent holder. Therefore, any disruption in access to the technology including but not limited to disputes and disagreements over the license agreements provisions could substantially delay the development of our technologies or cause us to cease operations.

The patent positions of hazardous waste disposal and security companies, including ours which involves licensing agreements, are frequently uncertain and involve complex legal and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued. Consequently, our patent applications and any issued and licensed patents may not provide protection against competitive technologies or may be held invalid if challenged or circumvented. Our competitors may also independently develop waste disposal technologies or products similar to ours or design around or otherwise circumvent patents issued to us or licensed by us. In addition, the laws of some foreign countries may not protect our proprietary rights to the same extent as U.S. law. Our EKOR license is based on patents obtained from a party in Russia.

We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. We generally require our employees, consultants, advisors and collaborators to execute appropriate confidentiality and assignment-of-inventions agreements with us. These agreements typically provide that all materials and confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances, and that all inventions arising out of the individual's relationship with us shall be our exclusive property. These agreements may be breached, and in some instances, we may not have an appropriate remedy available for breach of the agreements. Furthermore, our competitors may independently develop substantially equivalent proprietary information and techniques, reverse engineer our information and techniques, or otherwise gain access to our proprietary technology. We may be unable to meaningfully protect our rights in trade secrets, technical know-how and other non-patented technology.

Although our trade secrets and technical know-how are important, our continued access to the patents is a significant factor in the development and commercialization of our technology. Aside from the general body of scientific knowledge from other processes and technology, these patents, to the best of our knowledge and based upon our current scientific data, are the only intellectual property necessary to develop our technology.

We may have to resort to litigation to protect our rights for certain intellectual property, or to determine their scope, validity or enforceability. Enforcing or defending our rights is expensive, could cause diversion of our resources and may not prove successful. Any failure to enforce or protect our rights could cause us to lose the ability to exclude others from using our technology to develop or sell competing products.

OUR FINANCIAL STATEMENTS WERE PREPARED ON THE ASSUMPTION THAT WE WILL CONTINUE AS A GOING CONCERN, AND OUR INDEPENDENT ACCOUNTANT HAS EXPRESSED A SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

As a result of our losses from operations and our limited capital resources, investors should be aware that there are serious risks of us not being able to continue as a going concern. In the event that we are unable to raise additional funds from private as well as public sources and/or do not achieve our planned growth in revenue, we may be required to discontinue some or all of our operations, to reduce the development of some or all of our products, or to reduce our workforce, all of which would materially adversely effect our business. There can be no assurance that such capital would be available to us, or, if it is available to us, that it would be on terms favorable to us. As of June 30, 2002, we have incurred losses of approximately $54,438,630 and have $168,736 in cash and cash equivalents. Our current operating expenses are approximately $250,000 per month.

YOU FACE SUBSTANTIAL DILUTION OF YOUR EQUITY OWNERSHIP PERCENTAGE BECAUSE OF SHARES THAT WE ARE OBLIGATED TO ISSUE TO WOODWARD LLC ("WOODWARD") AND OTHER CONVERTIBLE SECURITIES HOLDERS.

We entered a Securities Exchange and Purchase Agreement with Woodward LLC in which Woodward has agreed to waive any and all repricing rights to receive shares of our common stock under a Common Stock Purchase Agreement executed on March 30, 2001, in exchange for the Company agreeing to issue 10,000,000 shares of our common stock, a portion of which will be due on the earlier of (i) February 1, 2003, and (ii) 5 days after approval of increasing the number of authorized shares. The remainder will not be due until 65 days after they are requested, provided that it is after the periods stated in the earlier sentence. In addition, Woodward also agreed to cancel all re-pricing rights with respect to the Company's Series A 3% Convertible Preferred Stock ("Preferred A Stock") pursuant to Re-pricing Rights Agreement of February 1, 2002, as amended, in exchange for the Company issuing 17,000 shares of a new Series B 5% Convertible Preferred Stock ("Preferred B Stock"). As part of that restructuring, Woodward was provided with many other contractual rights and protections.

The perceived risk associated with the possible sale of a large number of our common stock at prices discounted as they are pursuant to the agreements associated with the Woodward restructuring as described above and disclosed on Form 8K and filed with the SEC on October 7, 2002, creates a market overhang which could cause some of our shareholders to sell their stock, thus causing the price of our common stock to decline. In addition, anticipated downward pressure on our stock price due to actual or anticipated sales of stock from this market overhang could cause some institutions or individuals to engage in short sales of our common stock, which may itself cause the price of our stock to decline. Furthermore, this perception may further deteriorate should Woodward convert the Preferred A Stock and/ or the Preferred B Stock in shares of our common stock.

WE HAVE COMMITTED TO ISSUE ALL OF OUR CURRENTLY AUTHORIZED CAPITAL STOCK. IF OUR SHAREHOLDERS DO NOT VOTE TO INCREASE OUR AUTHORIZED CAPITAL STOCK, WE WILL NOT BE ABLE TO SATISFY THE CONTRACTUAL TERMS OF OUR DEAL WITH WOODWARD OR TO OBTAIN THE ADDITIONAL FINANCING NECESSARY TO CONTINUE OPERATIONS.

We currently have 100,000,000 shares of common stock authorized; 81,441,915 of which were outstanding as of October 24, 2002 (including the 4,000,000 shares issuable to ipPartners pursuant to the technology agreement and 5,000,000 issuable to Dean DeNuccio pursuant to a private placement on September 26,
2002). In addition, we have reserved and committed to issue additional shares of common stock upon exercise of outstanding warrants and options held by outside investors, officers, directors and consultants; 6,355,000 shares of which are being registered in this offering. Specifically, 10,000,000 shares are reserved for issuance to Woodward based on the Securities Exchange and Purchase Agreement of September 30, 2002, as described in the previous paragraph. Furthermore, the number of shares we have reserved are not a limitation on the amount of shares we may be obligated to issue pursuant to these financing agreements. The Preferred A Stock and Preferred B Stock are each convertible into our common stock which can only be satisfied if the number of authorized shares is increased.

As part of these financing agreements, we have agreed to hold a special meeting of our shareholders and recommend that the shareholders vote to approve an increase our authorized capital stock. If our shareholders do increase the authorized capital stock, we are required to reserve and commit additional shares of our common stock pursuant to the financing agreement referred to above. If the shareholders do not approve the proposal to increase the authorized capital stock, we would be limited to issuing the maximum amount of our authorized capital and we would be unable to honor existing obligations and to arrange the additional financing necessary to continue operations. Even if our shareholders approve a proposal to increase the authorized capital stock, depending on the market price of our outstanding common stock and general capital market conditions, further financing may cease to be available or be available only on terms that result in an unacceptable level of dilution.

WE CURRENTLY DO NOT GENERATE CASH FLOW FROM OPERATIONS AND ARE DEPENDENT UPON DEBT AND EQUITY FINANCINGS TO FUND OUR OPERATIONS. THEREFORE, IF WE CANNOT CONTINUE TO ARRANGE SUCH FINANCINGS OR GENERATE CASH FLOW FROM OTHER MEANS, WE WOULD LIKELY BE FORCED OUT OF BUSINESS.

Since we have yet to generate significant revenues from our various business activities, we are dependent on financing our operating expenses from the issuance of equity or debt securities. As of June 30, 2002, we had $168,736 in cash and cash equivalents and our current operating expenses are approximately $250,000 per month. We have a current agreement with Woodward which may result in the purchase of an additional $1,130,000 of Series B Preferred Shares subject to certain conditions.

We are investigating additional various financing options to meet our short-term liquidity needs. This effort is impeded by the fact that essentially all of our outstanding authorized capital is already committed pursuant to the outstanding financing transactions with Woodward and others. We believe our shareholders should agree to increase our authorized capital at a special meeting of shareholders to be held later in the year. If our shareholders do vote to increase our authorized capital, we believe that we may be able to arrange a transaction or transactions to meet our short-term liquidity needs, although there can be no assurances. We do not know whether our shareholders will vote to approve an increase in our authorized capital or that we will be able to arrange a transaction or transactions to meet our short-term liquidity needs, in which case we would most likely be unable to continue in business. Again, depending on the market price of our outstanding common stock and general capital market conditions, further financing may cease to be available or be available only on terms that result in an unacceptable level of dilution.

YOU RISK THAT WE WILL NOT BE ABLE TO SELL OUR LICENSED PROPRIETARY NUCLEAR CONTAINMENT TECHNOLOGY UNDER OUR BRAND, EKOR(TM) AND THAT WE WILL NEVER FIND A WAY TO COMMERCIALIZE OUR OTHER TECHNOLOGIES. IF WE ARE UNABLE TO GENERATE REVENUES FROM SOME SOURCE, WE MAY HAVE TO GO OUT OF BUSINESS AND YOUR INVESTMENT IN US COULD BE LOST.

If we can neither sell EKOR nor find a way to commercialize any of our other Licensed and unlicensed technologies, we may have to go out of business and your investment in us would be lost. We have yet to receive significant orders for EKOR. Even if some orders are forthcoming, from the Department of Energy, from Ukraine or otherwise, we do not yet know whether we will be able, at the prices that we have to charge to cover our manufacturing costs, to achieve the sort of volume that would be necessary to carry our overhead or to compensate adequately the investment that shareholders have made in us. We have not received and are not aware of any orders from these vendors. It is possible that our sales may be hindered by commitments that potential customers may have made to alternative methods of remediation. Even if we are able to sell EKOR in satisfactory quantities and at remunerative prices but are unable to find ways to make money out of our other technologies, you risk that we will not be able to continue operations.

WE HAVE A LIMITED OPERATING HISTORY AND THEREFORE LITTLE BASIS FOR ANY
FORECASTS.

Our limited operations to date have consisted primarily of identifying, monitoring, reviewing and assessing technologies for their commercial applicability and then attempting to market them. We are subject to all of the business risks associated with a new enterprise, including:

         o        risks of foreseen and unforeseen capital requirements,
         o        failure of the market to accept our products and technologies,
         o failure to develop technologies into commercializable products,
         o competitive disadvantages against larger and more established companies,
         o        reversion of license rights due to contractual breaches,
         o the fact that we have incurred significant operating losses through the middle of 2002 and the likelihood that we will incur further losses during the current year,
         o our not having obtained significant orders for product for which we will be paid or on which we will make a profit, or to enter into revenue-producing contracts with third parties,
         o possible financial failure of any projects on which we and our potential working partners may embark, and
         o        turnover of management.

WE HAVE INCURRED SUBSTANTIAL OPERATING LOSSES AND RISK NEVER GENERATING ANY MEANINGFUL REVENUE OR EARNING ANY PROFITS.

To date, we have had no significant revenues from operations and, through June 30, 2002, we have incurred losses aggregating $54,438,630. An investor in our shares must assume the risk that we will never make any money. None of our products and technologies has ever been utilized on a large-scale commercial basis. Our ability to generate enough revenues to achieve profits will depend on a variety of factors, many of which are outside our control, including:

         o        size of market,
         o        competition and other solutions,
         o extent of patent and intellectual property protection afforded to our products,
         o cost and availability of raw material and intermediate component supplies,
         o changes in governmental (including foreign governmental) initiatives and requirements,
         o        changes in domestic and foreign regulatory requirements,
         o costs associated with equipment development, repair and maintenance, and
         o the ability to manufacture and deliver products at prices that exceed our costs.

Even if at some point we begin to generate revenues, our ability to record net income will be impacted adversely to the extent of $2,109,537 annually by non-cash charges of amortization of intangible assets, in addition to other costs.

IF THE AMERICAN STOCK EXCHANGE DE-LISTS OUR COMMON STOCK, WE WILL HAVE GREATER DIFFICULTY RAISING THE CAPITAL WE NEED TO CONTINUE OPERATIONS

The Amex, in a letter dated August 26, 2002, requested that we take certain actions to remain in compliance pursuant to Amex's listing requirements. This letter requires us to submit a business plan advising Amex of action we have taken, or will take, that would bring our financial situation back into compliance with the Amex listing standards within a maximum of 18 months; (2) seek both shareholder and Amex approval prior to issuing shares to Woodward; and
(3) provide other various information requested by Amex. As of October 15, 2002, we believe we submitted all of the information which was under our direct control to submit and taken actions requested by Amex and our continued listing application is currently under review. Although we restructured our arrangements with Woodward since we believed it to be in our best interests and those of our shareholders and agreed to issue the 10,000,000 shares of common stock and the 17,000 Series B Preferred Stock, Amex has not given us official notification of any action they may take in that regard. Should Amex determine that we must provide additional information, not accept our business plan or we are able to adhere to the business plan within 18 months after implementation, Amex has indicated that they will de-list us.

The Amex Rule 10,198B, Section 713 requires that shareholder approval is required for a transaction which involves the "sale, issuance, or potential issuance by the company of common stock (or securities convertible into common stock) at a price less than the greater of book value or market value which together with sales by officers, directors or principal shareholders of the company equals 20% or more of presently outstanding common stock" If we were to inadvertently violate this rule pursuant to any transaction or securities issuance, this would be grounds for action by Amex and could possibly result in our being de-listed.

If our common stock is de-listed by the American Stock Exchange, the market liquidity of our common stock would likely be negatively affected, which may make it more difficult for holders of our common stock to sell their securities in the open market. Additionally, if we were de-listed from the Amex, then public perception of the value of our common stock could be materially adversely affected and any additional financing may become difficult to obtain. You could lose your investment and we could face greater difficulty raising capital necessary for our continued operations.

IF OUR COMMON STOCK BECOMES SUBJECT TO PENNY STOCK RULES, YOU MAY HAVE GREATER DIFFICULTY SELLING YOUR SHARES

Should Amex de-list our shares as discussed above, we will likely become a penny stock and subject to the penny stock rules. The Securities Enforcement and Penny Stock Reform Act of 1990 applies to stock characterized as "penny stocks," and requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. The exceptions include equity securities listed on a national exchange or equity securities issued by an issuer that has:

         - net tangible assets of at least $2,000,000, if the issuer has been in continuous operation for at least three years;

         - net tangible assets of at least $5,000,000, if the issuer has been in continuous operation for less than three years; or

         - average annual revenue of at least $6,000,000 for the last three years.

Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the associated risks.

If our common stock is de-listed from the Amex, then trading in the common stock will be covered by Rules 15g-1 through 15g-6 and 15g-9 promulgated under the Securities Exchange Act. Under those rules, broke-dealers who recommend such securities to persons other than their established customers and institutional and accredited investors must make a special written suitability determination for the purchaser and must have received the purchaser's written agreement to a transaction prior to sale. These regulations would restrict the ability of broker-dealers to trade in our common stock and thus would make it more difficult for purchasers of common stock to sell their securities in the secondary market. The market liquidity for the common stock could be adversely affected.

We believe that we will be able to be listed as a penny stock should we get de-listed from Amex in the near future because among other requirements we have net tangible assets of at least $2 million and have been in business for at least three years. The value of our current net tangible assets as of June 30, 2002 is $6,525,496. However, investors should be aware that these rules could change at any time and our business and financial condition may deteriorate further and disqualify us from the penny stock requirements.

IF WE DO NOT SUCCESSFULLY CONSUMMATE ANY FUTURE ACQUISITION, WE MAY INCUR UNEXPECTED COSTS AND DISRUPTIONS TO OUR BUSINESS.

We have stated that one of our goals is to increase shareholder value by seeking to acquire companies that earn profits from current operations and will generate cash flow. You risk that we may not be able to find or attract suitable candidates for such an acquisition. If such a suitable candidate is identified, you risk that we may not be able to negotiate and finalize the acquisition. In addition, if such a company is identified and an acquisition finalized, you risk that the business of such company may be substantially different from our business purpose and capital structure and may change significantly as a result of such an acquisition. We may incur a variety of costs to engage in future acquisitions of companies and the anticipated benefits of those acquisitions may never be realized. Managing any future acquisition of companies, products or technologies will entail numerous operational and financial risks and strains, including:

         -        exposure to unknown liabilities of acquired companies;

         -        higher than expected acquisition and integration costs;

         - difficulty and cost in combining the operations and personnel of acquired businesses with our operations and personnel;

         - disruption of our business and diversion of our management's time and attention to integrating or completing the development or commercialization of our technologies or any acquired technologies;

         - impairment of relationships with key customers of acquired businesses due to the changes in management and ownership;

         -        inability to retain key employees of acquired businesses; and

         - increased amortization expenses if an acquisition results in significant goodwill or other intangible assets or potential write-downs of goodwill and other intangible assets due to impairment of the assets.

We cannot guarantee that we will be able to integrate any business, products, technologies or employees that we might acquire in the future, and our failure to do so could harm our business and business prospects.

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

ENVIRONMENTAL, HEALTH AND REGULATORY MATTERS

We are subject to comprehensive and changing federal, state, local and international laws, regulations and ordinances (together, "Environmental Laws") that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes, and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous substances and materials, including liability under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA," the federal "Superfund" statute), and similar state statutes for the investigation and remediation of environmental contamination at properties owned and/or operated by it and at off-site locations where it has arranged for the disposal of hazardous substances. Furthermore, nuclear wastes are materials regularly processed using our products, is a low-level radioactive material and we are subject to governmental licensing and regulation.

If it is determined that we are not in compliance with current Environmental Laws, we could be subject to fines and penalties. The amount of any such fines and penalties could be material. In addition, we intend to remediate nuclear wastes and other hazardous substances, and as is the case with manufacturers in general, if a release of hazardous substances occurs on or from our properties or from an off-site disposal facility, we may be held liable and may be required to pay the cost of remedying the condition. The amount of any such liability could be material.

We have made, and expect to continue to make, expenditures to comply with current and future Environmental Laws. We anticipate that it could incur additional capital and operating costs in the future to comply with existing Environmental Laws and new requirements arising from new or amended statutes and regulations. In addition, because the applicable regulatory agencies have not yet promulgated final standards for some existing environmental programs, we cannot at this time reasonably estimate the cost for compliance with these additional requirements. The amount of any such compliance costs could be material. We cannot predict the impact that future regulations will impose upon our business.

Nuclear waste materials regularly processed using our products, have characteristics considered to be health or safety hazards by various federal, state and local regulatory agencies. The processing of these materials requires a high level of safety consciousness, personnel monitoring devices and special equipment. Some nuclear wastes in a finely divided state, such as grinding dust or machine turnings, is a personnel hazard and requires special handling for safe operations and disposal of process wastes. For example, airborne beryllium in respirable form, such as powder, dusts or mists generated in some manufacturing processes can represent a hazard to the lungs in certain susceptible individuals. Processing this material requires use of extensive ventilation and dust collecting systems. All of these operations are performed under strict environmental and health safety controls consistent with the Occupational Safety and Health Administration ("OSHA") and the Environmental Protection Agency ("EPA") regulations for pure beryllium. There can be no assurance that we will be able to control all health and safety problems. We may be held liable and may be required to pay the costs of remedying any such problems. The amount of any such liability and costs could be material.

DEPENDENCE ON SALES TO PUBLIC SECTOR AND GOVERNMENT CONTRACTORS

We derive, and plan to continue to derive, substantial revenues from public sector customers or contractors for such customers, including the United States military. There are significant risks inherent in sales to such customers, which may cause material fluctuations in our operating results. For each contract with a public sector customer, we typically are subject to a protracted procurement process, which includes sealed competitive bids, systems demonstrations and the integration of our products as well as third-party products. The process also can include political influences, award protests initiated by unsuccessful bidders and changes in budgets or appropriations, which are beyond our control. Contracts of public sector customers typically are subject to procurement policies, which may be onerous and may include profit limitations and rights on the part of the government to terminate for convenience. Sales to the United States Department of Defense (the "DOD") are subject to a number of significant uncertainties, including timing and availability of funding, unforeseen changes in the timing and quantity of government orders and the competitive nature of government contracting generally. Furthermore, the DOD has been reducing total expenditures, and there can be no assurance that funding will not be reduced in the future. A significant loss of sales to the U.S. government or contractors for the U.S. government could have a material adverse effect on our business, results of operation and financial condition.

We are directly and indirectly subject to various rules, regulations and orders applicable to government contractors. Violation of applicable government rules and regulations could result in civil liability, in cancellation or suspension of existing contracts or in ineligibility for future contracts or subcontracts funded in whole or in part with federal funds. Similarly, changes in the regulations or other requirements relating to parts manufactured by us could materially adversely affect us.

WE FACE SUBSTANTIAL COMPETITION

The nuclear waste management industry is very competitive. We compete with nuclear equipment manufacturers, systems integrators, consulting firms and engineering and design firms. Many of our competitors have greater name recognition and financial resources than we have. We may also face competition from potential new entrants into the nuclear waste industry or increased competition from existing competitors that may attempt to develop the ability to offer the full range of services that we offer. Our business involves lengthy sales cycles, which require us to commit substantial resources to proposals for projects that we may not be awarded

When we market our products and services, we frequently must make a substantial commitment of resources to evaluate a potential project and prepare a proposal. In addition, client approval of proposals often involves a lengthy process due to our clients' internal procedures and capital expenditure approval processes. As a result, the sales cycle associated with our services is typically lengthy and subject to risks that are beyond our control, including the possibility that we will not be awarded projects due to clients' budgetary constraints and internal priorities and procedures.

WE DEPEND UPON A LIMITED NUMBER OF SUPPLIERS FOR COMPONENTS OF OUR PRODUCTS, AND IF WE ARE UNABLE TO OBTAIN MATERIAL FROM THESE SUPPLIERS ON A TIMELY BASIS, THEN WE MAY NOT BE ABLE TO DELIVER OUR PRODUCTS AS REQUIRED.

Key components used in our products have been designed by us to our specifications and are currently available only from one or a limited number of suppliers. We currently do not have long-term agreements with these suppliers. Our inability to develop alternative sources for single or sole source components, to find alternative third party manufacturers, or to obtain sufficient quantities of these materials, could result in delays or interruptions in product shipments, which could cause potential customers to seek other suppliers of products. In view of the high cost of many of these components, we do not maintain excess supplies. Our demands for large volumes of these key components may strain the abilities of our suppliers to provide these key components on a timely or expedited basis. If our suppliers experience financial, operational, production or quality assurance difficulties, the supply of components to us would be reduced or interrupted. In the event that a supplier ceases operations, discontinues a product or withholds or interrupts supply for any reason, we may be unable to acquire the product from alternative sources within a reasonable period of time.

Future sales will depend, in part, on the ability of airports to easily install our explosive detection systems ("EDS") products into airport lobbies or integrate them into existing baggage handling systems. If an airport is not configured for these systems, deployment of our EDS products may require changes in the airport infrastructure, such as reinforced airport lobby floors and baggage platforms. If airports cannot easily install our EDS products in airport lobbies or integrate them into existing baggage handling systems, we may experience reduced sales of our EDS products or these sales may be delayed.

IF OUR EDS PRODUCTS FAIL TO DETECT EXPLOSIVES, WE COULD BE EXPOSED TO PRODUCT LIABILITY AND RELATED CLAIMS, AND WE MAY NOT HAVE ADEQUATE INSURANCE COVERAGE.

Our business exposes us to potential product liability risks, which are inherent in the manufacturing and sale of EDS products. Our machines are not designed to detect, and FAA certification does not require 100% detection of, every single type of explosive that may be contained in scanned baggage. For this reason, or if our products malfunction, it is possible that explosive material could pass undetected through our products, which would lead to product liability claims. There are also many other factors beyond our control that could lead to liability claims, such as the reliability and competence of the customer's operators, the training of the operators, and the maintenance of the products by the customers.

If a product liability claim is brought against us, the cost of defending the claim would be significant and any adverse determination may result in liabilities. We currently do not have product liability and war and terrorism insurance. Insurance rates have increased dramatically, and we cannot be certain that we will be able to obtain insurance on acceptable terms, if at all.

In addition, the failure of any EDS product to detect explosives, even if due to operator error and not to the mechanical failure of an EDS product, could result in public and customer perception that our products do not work effectively, which could have a material adverse effect on sales and may cause customers to cancel orders already placed, either of which would harm our business.

WE ARE SUBSTANTIALLY DEPENDENT ON POTENTIAL ORDERS FROM THE U.S. GOVERNMENT, AND OTHER SPECIALIZED SOURCES AND IF THE U.S. GOVERNMENT OR OTHER SOURCES FAILS TO CONTINUE PURCHASING OUR PRODUCTS, OUR BUSINESS WILL BE HARMED.

The failure of the U.S. government and other specialized sources to purchase our proposed EDS products would harm our business. The Transportation Security Act, the Transportation Security Administration may replace the FAA as the primary purchasing agent for the U.S. government for our proposed EDS products. We must develop relationships with current FAA personnel regarding their potential purchase of our products, as well as, the Transportation Security Administration and new individuals who assume authority for purchasing aviation security products at this new agency.

GOVERNMENTAL AGENCIES, THE PRIMARY CUSTOMERS FOR OUR PROPOSED EDS AND OTHER PRODUCTS, ARE SUBJECT TO BUDGET PROCESSES, WHICH COULD LIMIT THE DEMAND FOR THESE PRODUCTS.

Substantially all of the potential customers for our EDS products and our other products under development to date have been public agencies or quasi-public agencies, such as the FAA and airport authorities. Public agencies are subject to budgetary processes and expenditure constraints. In the past, many domestic and foreign government agencies have experienced budget deficits that have led to decreased capital expenditures in certain areas. The funding of government programs is subject to legislative appropriation. Budgetary allocations for explosives detection systems are dependent, in part, upon governmental policies, which fluctuate from time to time in response to political and other factors, including the public's perception of the threat of commercial airline bombings. For example, the terrorist attacks of September 11, 2001, have resulted in passage of the Transportation Security Act that mandates a small surcharge on each airline ticket purchase to fund airline security, which we expect will increase funding for explosives detection products and technologies. We cannot assure you that these funds will be used to purchase our proposed EDS products, or that other funds will continue to be appropriated by Congress or allocated by the Transportation Security Administration or other agencies for the purchase of EDS products.

Although multi-year contracts may be authorized in connection with major procurements, governments generally appropriate funds on a fiscal year basis even though a program may continue for several years. Consequently, programs are often only partially funded and additional funds are committed only upon further appropriations.

The U.S. government, may cancel our potential orders and need only reimburse us for our costs incurred to the date of cancellation of orders that we may receive. Consequently, a backlog is not necessarily indicative of future sales. The government's potential termination of, or failure to fully fund, one or more of the contracts for our EDS products or our other products under development would harm our business.

GOVERNMENTAL AGENCIES HAVE SPECIAL CONTRACTING REQUIREMENTS, WHICH CREATE ADDITIONAL RISKS.

In preparation for the possibility of contracting with public agencies, we are subject to public agency contract requirements that vary from jurisdiction to jurisdiction. Future sales to public agencies will depend, in part, on our ability to meet public agency contract requirements, certain of which may be onerous or even impossible for us to satisfy.

Government contracts typically contain termination provisions unfavorable to us and are subject to audit and modification by the government at its sole discretion, which subject us to additional risks. These risks include the ability of the U.S. government to unilaterally:

         o suspend or prevent us for a set period of time from receiving new contracts or extending existing contracts based on violations or suspected violations of laws or regulations;
         o        terminate existing contracts;
         o        reduce the scope and value of existing contracts;
         o audit and object to our contract-related costs and fees, including allocated indirect costs;
         o        control and potentially prohibit the export of our products;
                  and
         o        change certain terms and conditions in contracts.

The U.S. government can terminate any of its potential contracts with us either for its convenience or if we default by failing to perform in accordance with the contract schedule and terms. Termination for convenience provisions generally enable us to recover only our costs incurred or committed, and settlement expenses and profit on the work completed prior to termination. Termination for default provisions do not permit these recoveries and make us liable for excess costs incurred by the U.S. government in procuring undelivered items from another source. Contracts with foreign governments may contain similar provisions.

As a potential government contractor, we are subject to periodic audits and reviews. Based on the results of its audits, the U.S. government may adjust our contract-related costs and fees, including allocated indirect costs. Although adjustments arising from government audits and reviews have not seriously harmed our business, future audits and reviews could cause adverse effects. In addition, under U.S. government purchasing regulations, some of our costs, including most financing costs, amortization of intangible assets, portions of our research and development costs, and some marketing expenses may not be reimbursable or allowed in our negotiation of fixed-price contracts. Further, as a U.S. government contractor, we are subject to an increased risk of investigations, criminal prosecution, civil fraud, whistleblower lawsuits and other legal actions and liabilities to which purely private sector companies are not.

In addition, public agency contracts are frequently awarded only after formal competitive bidding processes, which are often protracted and typically contain provisions that permit cancellation in the event that funds are unavailable to the public agency. We may not be awarded any of the contracts for which our products are bid. Even if we are awarded contracts, substantial delays or cancellations of purchases could result from protests initiated by losing bidders.

DESPITE THE PROTECTION AFFORDED BY THE PRICE-ANDERSON ACT (ASSUMING ITS RENEWAL), WE FACE UNKNOWN ENVIRONMENTAL LIABILITY RISKS AND WE DON'T CARRY ENVIRONMENTAL LIABILITY INSURANCE; THE SUCCESSFUL ASSERTION AGAINST US OF ENVIRONMENTAL LIABILITY COULD PUT US OUT OF BUSINESS.

Our radioactive containment material technology is subject to numerous national and local laws and regulations relating to the storage, handling, emission, transportation and discharge of materials of that type, and the use of specialized technical equipment in the processing of that type of material. Since 1957, the Price-Anderson Act has limited the risk exposure to government nuclear contractors by ensuring the availability of a large pool of funds to provide prompt and orderly compensation of members of the public who incur damages from a nuclear or radiological incident no matter who might be liable. The Price-Anderson Act covers all licensed nuclear power plants; research and test reactors; enrichment facilities; and contracts entered by the Department of Energy. The same protection available for a covered licensee or contractor extends through indemnification to any persons who may be legally liable, regardless of their identity or relationship to the licensed activity. The Act was approved by both houses in Congress as part of the energy bill and is currently in conference. Even with the Price-Anderson Act, we might still face increased environmental liability risk. There is always the risk that our containment material might fail to perform as expected or be mishandled, or that there might be equipment or technology failures; the failures could result in significant claims for personal injury, property damage, and clean-up or remediation. Any claims against us could have a material adverse effect on us. We do not presently carry any environmental liability insurance, and we may be required to obtain insurance like that in the future in amounts that we can't presently determine. Environmental liability insurance, even if obtained, may not provide coverage against all claims, which might be greater than any coverage that we might obtain. Thus, the successful assertion of environmental liability could put us out of business.

To the best of our actual knowledge, there are currently no material environment proceedings being brought against us.

WE MAY BE SUBJECT TO SIGNIFICANT COMPETITION AND THE EXISTENCE OR DEVELOPMENT OF PREFERRED TECHNOLOGIES, WHICH MAY KEEP US FROM SELLING OUR PRODUCTS AND TECHNOLOGIES AT A PROFIT OR AT ALL.

Any one or more other enterprises may develop technologies or products that are as good as or superior to ours, significantly underprice our products and technologies, or more successfully market existing or new competing products and technologies. In the near term, we project that the primary markets for our products and technologies will be principally chemical manufacturing companies and radioactive contamination containment, remediation and transportation organizations. Similarly, we expect mid-term markets to continue in these industries. We have limited experience in marketing our products and technologies In addition to direct sales of some of our products, we intend to rely on licenses to and joint ventures with major international chemical and other companies for the marketing and sale of our technologies. In contrast, other private and public sector companies and organizations have substantially greater financial and other resources and experience than we do. We are aware of certain competitors who are public companies such as Duratek, that is developing a type of waste remediation using vitrification and other companies developing conventional metal containment as opposed to our silicone-based technology. Competition in our business segment is typically based on product recognition and acceptance, methodology, price, marketing and sales expertise and resources.

OUR PROPRIETARY TECHNOLOGY AND PATENTS MAY NOT GIVE US ADEQUATE PROTECTION, SO THAT OTHERS MAY BE ABLE TO DEVELOP SIMILAR TECHNOLOGIES OR MAY NOT ALLOW US TO APPLY OUR TECHNOLOGIES, EITHER AT ALL OR WITHOUT PAYING LICENSE FEES.

On March 23, 1999, EAPS, the Russian organization from which we obtained exclusive world-wide licensing rights for the EKOR technology, received a patent on the process for the manufacture of the EKOR compound from the U.S. Patent and Trademark Office, Patent No. 5,886,060. Additionally, we have received a second patent for the manufacture of the EKOR compound, Patent No. 6,271,271. We also own U.S. Patent No. 4,922,467 for AcousticCoreTM technology, U.S. Patent No. 6,120,905 for the HNIPU technology, U.S. Patent No. 6,303,683 for Liquid Ebonite Material technology, and U.S. Patent No. 5,880,203 for Polydine Urethane Adhesives. There are pending patent applications for the ElectroMagnetic Radiography technology and the powdered metallurgy technology. Foreign patent protection has been sought for the Hypocorr technology and continuous combustion synthesis technology. Nevertheless, there are risks that:

         o        one or more of our licenses may be terminated,
         o one or more of our pending or future patent applications will not be approved,
         o we may not be able to develop any additional proprietary technology that is patentable,
         o patents that are issued to us will not provide us with competitive advantages,
         o patents, if obtained, may be successfully challenged by third parties,
         o patents of others may have an adverse effect on our ability to conduct our business, and
         o one or more of our technologies may infringe on the patents of others.

Many entities, including some developing technologies similar to ours, now have and may in the future obtain patents and other intellectual property rights that cover or affect products or services directly or indirectly related to those that we offer. In general, if a court determines that one or more of our products infringes on intellectual property held by others, we would be required to cease developing or marketing those technologies and/or products, to obtain licenses to develop and market those products from the holders of the intellectual property, or to redesign those products in such a way as to avoid infringing the patent claims. If a competitor holds intellectual property rights, the entity might be predisposed to exercise its right to prohibit our use of its intellectual property in our products and services at any price, thus impacting our competitive position.

We are currently not aware of patents and other intellectual property rights that our products infringe upon. However, patent applications in the United States are confidential until the Patent and Trademark Office issues a patent and, accordingly, we cannot evaluate the extent to which our products may infringe claims contained in pending patent applications. Further, it is often not possible to determine definitively whether a claim of infringement is valid, absent protracted litigation, which we may not have the resources to pursue.

We cannot estimate the extent to which we may be required in the future to obtain licenses with respect to patents held by others and the availability and cost of any such licenses. Those costs, and their impact on the revenue we might receive could be material. Damages in patent infringement cases can also include a tripling of actual damages in certain cases. To the extent that we are required to pay royalties to third parties to whom we are not currently making payments, these increased costs of doing business could negatively affect our liquidity and operating results.

In addition, there may be entities developing and marketing technologies which infringe on patents and intellectual property rights held by us. Patent infringement claims are protracted and costly. We may not have the resources to adequately protect our intellectual property. Any expenditures to pursue intellectual property rights by us could negatively affect our ability to market and develop our existing technologies.

We also rely on trade secrets, proprietary know-how and technology that we seek to protect, in part, by confidentiality agreements with our prospective working partners and collaborators, employees and consultants. There is always the risk that these agreements will be breached, that we might not have adequate remedies for any breach, or that our trade secrets and proprietary know-how will otherwise become known or be independently discovered by others.

THE PRICE OF OUR COMMON STOCK MAY FLUCTUATE WIDELY AS A RESULT NET LOSSES AND OUR NOT HAVING AS YET GENERATED ANY MEANINGFUL REVENUES FROM OPERATIONS, AND THUS YOU MAY FIND IT DIFFICULT TO SELL YOUR SHARES AT A PRICE CLOSE TO THE PRICE OF THE LAST PREVIOUS SALE.

An investor in our shares may not be able to sell them at a price close to the price of the last previous sale. This is because the market is relatively illiquid. Since September 1, 2000, when our shares became listed and began to trade on the Amex, the average daily trading volume has been approximately 213,000 shares and actual sale prices have fluctuated between a low of $.07 and a high of $6.125. In the nine period ending September 30, 2002, actual sale prices have fluctuated between a low of $.08 and a high of $1.04. Prices for our common stock will be influenced by many factors, including not only the depth and liquidity of the market for the common stock but also investor perception of us and our potential products, general economic and market conditions, and the fact that to date we have incurred losses and not generated any significant operating revenues. The market price of our common stock may also be significantly influenced by factors such as the announcement of new projects by us or our competitors and quarter-to-quarter variations in our results of operations. In addition, the perceived risk associated with the possible sale of a large number of our common stock (at prices discounted as they are) pursuant to the agreement with the Woodward financings, creates a market overhang which could cause some of our shareholders to sell their stock, thus causing the price of our common stock to decline. In addition, anticipated downward pressure on our stock price due to actual or anticipated sales of stock from this market overhang could cause some institutions or individuals to engage in short sales of our common stock, which may itself cause the price of our stock to decline.

ENVIRONMENTAL REGULATION IN VARIOUS COUNTRIES MAY PREVENT THE COST-EFFECTIVE APPLICATION OF SOME OR ALL OF OUR TECHNOLOGIES.

The manufacture, transport and application of our licensed EKOR technology and our other technologies and products incorporating these technologies are subject to U.S. and foreign environmental safety laws and regulations pertaining to the containment and remediation of radioactive contamination and the toxicity of materials used and the manufacture, transport and application of other materials. Even if a material is certified for specific applications in a particular country, it may not be certified for other applications, and it is possible that one or more countries may in the future adopt more stringent standards that could materially increase our cost of producing and using the EKOR compound, or prevent its use altogether, or could prevent or make prohibitively expensive the application of some or all of our other technologies.

WE ARE DEPENDENT ON KEY PERSONNEL AND CONSULTANTS, THE LOSS OF THE SERVICES OF SOME OF WHOM COULD DELAY THE IMPLEMENTATION OF OUR PROGRAM.

We are substantially dependent upon the services of our full-time executive employees and our consultants, each of whom performs a distinct business function, such as heading one of our divisions, sales to a discreet potential market, engineering supervision, or general management. The loss of the services of any one of these executive employees or consultants could delay the implementation of our program until such persons are adequately replaced. We do not have key man insurance.

RISKS RELATING TO OUR INTERESTS IN ISRAEL

Even though a majority of our current developmental efforts are not focused on our Israel-based subsidiaries, due to the current political and military developments, we believe that there are certain risks relating to our limited research and development activities and operations in Israel. Some of these risks include:

         - Any future armed conflicts or political instability in the region would likely negatively affect local business conditions and harm our research and development and commercialization efforts regarding our technologies in Israel;

         - Our research and development and commercialization efforts regarding our technologies in Israel may be negatively affected by the obligation of personnel or consultants of our affiliated Israeli companies to perform military service, where reservists may be called to duty in emergency situations; and

         - There might be changes to the policies underlying the grants our affiliated Israeli companies have received from the Law for the Encouragement of Capital Investments, 1959 Government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade, or Chief Scientist.

         - Certain of our Israel-based technologies are based and primarily dependent on the efforts of Dr. Figovsky. If Dr. Figovsky were to cease his association with our affiliated Israeli companies or if Dr. Figovsky were to die or become incapacitated, this might have an adverse affect on the research and development and commercialization of certain of our technologies.

THERE ARE SPECIFIC RISKS ASSOCIATED WITH THE ANTICIPATED DEVELOPMENT OF THE ACOUSTIC CORE(TM) TECHNOLOGY FOR REMOTE SENSING OF HAZARDOUS AND EXPLOSIVE MATERIALS

Currently, we have submitted proposals to an agency of the U.S.
Government in response to a call for new technologies to address homeland security needs. We have submitted demonstrations of the technology's capability of non-intrusively detecting explosive material within containers, but we have not yet developed a finished product which can be manufactured and sold. There can be no guarantees that such a product can ever be developed at all or, if developed, will be accepted or successfully brought to market. Nor can there be any guarantee that we will be able to license or otherwise find a way to profitably use the Acoustic Core(TM) technology.

Additionally, if a product utilizing the Acoustic Core(TM) technology to screen for explosives failed to detect explosives, we could be exposed to product liability claims which might not be covered by insurance. The cost of defending such a claim could be significant and we might not have the resources to defend against such a claim. The cost of defending such a claim or an adverse determination could cause us to go out of business.

OUR PRODUCTS MAY HAVE UNKNOWN DEFECTS, WHICH COULD HAVE ADVERSE EFFECTS ON OUR PRODUCTS, CUSTOMERS AND FINANCIAL RESULTS.

Our products are technologically complex and may contain undetected defects or errors. Despite testing, defects or errors may occur in existing or new products or in connection with the implementation, customization, consulting and other technical services we provide. Defects or errors in our products could result in loss of revenues or market share, failure to achieve market acceptance, diversion of development resources, injury to our reputation, increased insurance costs and increased service and warranty costs, any of which could materially harm our business. We generally attempt to reduce the risk of losses resulting from defects and errors through warranty disclaimers and liability limitation provisions in our agreements. Even where our agreements attempt to limit our liability, those liability-limiting contractual provisions may not be enforceable in every instance. If a court were to refuse to enforce the liability-limiting provisions of our contracts, or if liabilities arise that are not contractually limited or adequately covered by insurance, our business could be adversely affected.

THE COMPANY

We are a development-stage company acquiring, developing, and marketing emerging chemical and electronic technologies, primarily through licenses, designed to create products for use in the environmental and security sectors. We manage engineering and scientific development programs designed to identify products and processes that have differentiated characteristics with possibly reduced manufacturing and/or use risks. Our portfolio of licensed technologically advanced products and potential products include: (a) proprietary materials created to specifically solve the problems of how nuclear and other hazardous wastes are cost effectively contained, (b) advanced performance materials for use in industrial products such as coatings and paints, and (c) automatic detection of explosives and illicit materials for use in homeland security. We seek to commercialize our technologies using various financial and transactional vehicles including: technology transfer, licensing, joint venture, and distribution agreements.

Our business is divided into three divisions consisting of Nuclear & Environmental Technology Solutions, Security & Safeguards, and Advanced Performance Materials. Our nuclear and environmental technologies consists of a family of silicon-based geopolymers known as EKORTM, a fire-resistant surface fixative known as Rad-X, and a set of remote sensing technologies for subsurface investigation. All three technologies are aimed at initial opportunities for sale or licensing within key U.S. Department of Energy ("DOE") geographic areas and overseas in the UK, Germany and Russia. During 2002, we completed several demonstration contracts for EKOR.

Our safeguards and security technologies are intended to provide or be a part of cost efficient and reliable solutions to homeland security needs. Two products currently under development are: Acoustic CoreTM and Electromagnetic RadiographyTM technologies for "in-situ" detection of various materials including certain explosives, non-exposed contaminants including nuclear and other hazardous wastes and sub-terrainian materials, and Crypto.com, a "cyber-space" security technology which management believes provides a level of security that exceeds all other computer encryption technologies currently available to government entities. We have also launched a development program for an Automated Portal Threat Inspection System (APTIS) to fill a homeland security need for automatic, efficient screening for plastic explosives carried by personnel and baggage at airports and secure facilities.

Our advanced performance materials technologies centers around other technology not related to hazardous waste and security. The technology based upon a hybrid non-isocyanate polyurethane ("HNIPU") intended is as a replacement for conventional polyurethane binders, commercial coatings, paints, adhesives, and foams. We are in discussions with multiple domestic and international parties relating to licensing, selling, and /or joint venturing for developing and commercializing certain HNIPU technologies and variants. The technologies can be used, potentially, for non-toxic and quick-drying industrial paints and coatings and non-toxic foam products such as, but not limited to, certain components contained in automotive interiors. During second quarter 2002, we successfully demonstrated an acrylic version of HNIPU.

We hold a greater than 50% equity interest in several Israeli research and development companies which may be deemed to be subsidiaries. In addition, we also own a majority interest in a Delaware corporation which holds certain encryption technology assets currently under development, which may also be deemed to be a subsidiary.

                            EXPENSES OF THE OFFERING

We have agreed to bear all reasonable expenses incurred in connection with the preparation and filing of the registration statement of which this prospectus is a part, including, without limitation, all registration, listing and qualification fees, printers and accounting fees, the fees and disbursements of our counsel.

                                 USE OF PROCEEDS

Existing shareholders are offering these shares for their own accounts. We will not receive any proceeds from their sale, but, certain investors have indicated a willingness to possibly extend us a loan out of certain of the proceeds they may receive from such shares although there can be no assurances and no definite terms or conditions have been agreed upon. Any proceeds we may potentially receive upon conversion of such warrants or options will be used for working capital.

                               SELLING SHAREHOLDER

The following table sets forth certain information for each of the beneficial owners of the 17,951,756 shares of common stock registered in the registration statement covering shares being offered by selling shareholders. These shares will be sold, if at all, solely by and at the discretion of the selling shareholders. We will not receive any proceeds from any sales, though, as indicated below, some of these shares are at this time unissued and are issuable by us to investors upon their exercise of presently outstanding warrants, in which cases we would receive the proceeds of the warrant exercises. The information in the first and last two columns is based on information derived by us from our records, from statements on Schedule 13D, where applicable, or from information voluntarily furnished to us by the respective selling shareholder. It is possible, however, that some of the selling shareholders own beneficially some shares that we do not know about and that they are free to sell without our registering them.

---------------------------------------- ----------------------------- ---------------- ------------------------- ------------
                                         Number of shares known to     Number of                                  % of
                                         us to be owned or to which    shares being                               shares
                                         the selling shareholder has   registered for   Number of shares to be    to be
                                         the right to acquire          possible         owned by selling          outstanding
                                         pursuant to outstanding       resale by        shareholder after         upon
                                         options or warrants as of     selling          completion of the         completion
Name and address of selling shareholder  the date of this prospectus   shareholder      offering.                 of offering
---------------------------------------- ----------------------------- ---------------- ------------------------- ------------
Trylon Metrics, Inc., 433 12th Street                       2,500,000        2,500,000                         0           0%
Gretna, LA  70053 (a)
---------------------------------------- ----------------------------- ---------------- ------------------------- ------------
IpPartners, Inc.                                            4,060,000        4,060,000                         0           0%
P.O. 1490
Coventry, RI 02816 (a)
---------------------------------------- ----------------------------- ---------------- ------------------------- ------------
Todd J. Broms 215 East 79th Street,                           100,000          100,000                         0           0%
New York, NY  10021 (b)
---------------------------------------- ----------------------------- ---------------- ------------------------- ------------
Paul Childress 1362 Ivy Wolf Lane,                            304,291          304,291                         0           0%
Forest, VA 24551 (c)
---------------------------------------- ----------------------------- ---------------- ------------------------- ------------
AA Haskins Associates, Inc., 5096                              28,660           28,660                         0           0%
Boonsboro Road, Lynchburg, VA  24503
(d)
---------------------------------------- ----------------------------- ---------------- ------------------------- ------------
Anacapa Environmental Liabilities,                             28,660           28,660                         0           0%
Inc., 1666 Fordham Avenue, Thousand
Oaks, CA 91360 (e)
---------------------------------------- ----------------------------- ---------------- ------------------------- ------------
Sellers Business Services, Ltd.  6317                          55,145           55,145                         0           0%
Dana Avenue, Springfield, VA 22150 (f)
---------------------------------------- ----------------------------- ---------------- ------------------------- ------------
Solomon Pearl (g)                                             250,000          250,000                         0           0%
40 Wall Street, New York, New York
---------------------------------------- ----------------------------- ---------------- ------------------------- ------------
JNC Opportunity  Fund Ltd.(h)                                  6,696,798       500,000                 6,196,798        7.06%
________________
---------------------------------------- ----------------------------- ---------------- ------------------------- ------------
Leonid Khotin (i)                                              45,000           25,000                    20,000            *
P.O. Box 269, Smallwood, NY 12779
---------------------------------------- ----------------------------- ---------------- ------------------------- ------------
Simon Nemzow, 301 Blackston Blvd.,                            530,450           25,000                   505,450            *
Providence, RI 02906 (j)
---------------------------------------- ----------------------------- ---------------- ------------------------- ------------
Teofil Grochowski, 215 Jefferson Woods                         75,000           75,000                         0            0
Drive, Forest, VA 24551 (k)
---------------------------------------- ----------------------------- ---------------- ------------------------- ------------
Denis DeNuccio                                             10,000,000       10,000,000                         0            0
40 Pheasant Drive
East Greenwich, RI 02818 (l)
---------------------------------------- ----------------------------- ---------------- ------------------------- ------------

(a) Trylon Metrics, Inc. is an intellectual property holding company, which has rights to remote sensing technologies. Some of these technologies and the licensing rights for EMR/AC remote sensing technologies were purchased by us for
2.5 million shares of common stock. ipPartners, Inc. is a technical services company which provides advisory services and technical marketing services for our EMR/AC remote sensing technologies. These technical marketing services include: writing proposals, presentations to customers, demonstrations of technology, patent filings, patent maintenance, as well as continued research and development. ipPartners has a number of consultants supporting these activities on a long term basis. In February 2001, we granted ipPartners, Inc. warrants to purchase a total of 60,000 common shares at an exercise price of $3.00 per share. By agreement in July 2002, as further compensation for development services, the exercise price was reduced to $.60 per share. The warrants are exercisable over a five-year period. The fair market value of the stock warrants on the date of grant using the Black-Scholes option pricing model was $.69, or $41,400. Mr. Robert Tarini is the President of both Trylon Metrics, Inc. and ipPartners, Inc.

We also issued IP Partners, Inc. in July 2002, 4,000,000 shares of common stock for IP Partners to assist us with research, development and marketing these technologies. 2,000,000 of these shares have been placed in escrow and subject to forfeiture pursuant to certain agreements between them and us.

(b) Todd J. Broms was our Director and the President and Chief Executive officer until August 2002. Prior to his joining us, Mr. Broms served as a consultant to the Board of Directors and, in connection with such services, we granted Mr. Broms a 10 year warrant to purchase 100,000 shares of our common stock at $0.34 per share. The warrant is immediately exercisable.

(c) Mr. Childress was, until August 2002, our Vice-President, Nuclear and Environmental Division. Mr. Childress was issued 29,291 shares of our common stock, which represented compensation for deferred salary for the months of October 2001 and November 2001. This also includes 275,000 shares that Mr. Childress has the right to acquire upon exercise of an immediately exercisable option.

(d) Archer A. Haskins, Manager, Eastern U.S. Programs, provides Environmental Management services to the Department of Energy and as a principal consultant to Commercial Utilities in Spent Fuel Management, Storage, Transport and Repository of spent nuclear fuel. Archer A. Haskins also provides consulting services for us promoting the sale of EKOR in the Eastern U.S. Mr. Haskins is also promoting the application of other Eurotech products, namely, Acoustic Core for the detection of explosive materials and RAD-X, surface fixative and fire retardant material.

(e) Anacapa Environmental Liabilities, Inc., (AEL) a California Corporation, provides consulting services in the area of environmental and radioactive contamination controls, environmental liability management, project management and engineering. Peter M. Grajczak is the principal and sole shareholder of Anacapa Environmental Liabilities, Inc. We hired Anacapa Environmental Liabilities, Inc.,in December of 2000 to provide technology transfer, engineering and project management support.

(f) Sellers Business Service, Ltd., a Commonwealth of Virginia corporation, provides business consulting services to us. Sellers Business Service, Ltd. is 99.95% owned by Terry R. Sellers, its President, CEO, and Chairman. Mr. Sellers is our acting controller and is responsible for directing and conducting financial statement preparation, performing cash management analysis, budget preparation, supervising the accounting staff, and interfacing with our external auditor. Additionally, Mr. Sellers assists our corporate counsel with SEC and AMEX reporting. Mr. Sellers was issued 10,145 shares, which represented additional compensation for consulting services. This also includes 45,000 shares that Mr. Sellers has the right to acquire upon exercise of an immediately exercisable option.

(g) Solomon Pearl was the corporate counsel to us until September 2002. This includes a warrant to purchase 75,000 shares at $.32 per share and 175,000 shares underlying an immediately exercisable option at $.41 per share.

(h) Consists of a warrant exercisable to purchase 500,000 shares at $1.00 per share. The holder of such securities is prohibited from using them to acquire shares of Common Stock to the extent that such acquisition would result in such holder, together with any affiliate thereof, beneficially owning in excess of 9.999% of the outstanding shares of Common Stock following such acquisition. The information is based upon a Schedule 13(g) filed with the SEC on February 14, 2002.

(i) Dr. Khotin is one of our directors. Includes 25,000 shares that Dr. Khotin has a right to acquire upon exercise of a warrant.

(j) Mr. Nemzow is one of our directors. Include 25,000 shares that Mr. Nemzow has the right to acquire upon exercise of a warrant.

(k) Consists of 50,000 shares that Mr. Grochowski has the right to acquire upon exercise of an immediately exercisable option.

(l) Consists of 5,000,000 shares of common stock and 5,000,000 shares of common stock issuable upon exercise of warrants. In October 2002, DeNuccio purchased 5,000,000 units for $250,000. Each unit consists of one share of common stock and one warrant to purchase one share of common stock at $.05 per share.

                              PLAN OF DISTRIBUTION

Once the registration statement of which this prospectus is part becomes effective, the common stock covered by this prospectus may be offered and sold from time to time by the selling shareholders or its pledgees, donees, transferees or successors in interest. Such sales may be made on the American Stock Exchange or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by any means permitted under law, including one or more of the following:

         - a block trade in which a broker-dealer engaged by selling shareholders will attempt to sell the common stock covered by this prospectus as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

         - purchases by a broker-dealer as principal and resale by such broker-dealer for its account under this prospectus;

         - a distribution in accordance with the rules of the American Stock Exchange;

         - ordinary brokerage transactions in which the broker solicits purchasers; and

         -        privately negotiated transactions.

In effecting sales, broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in the resales.

In connection with distributions of the common stock covered by this prospectus or otherwise, the selling shareholder may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the common stock covered by this prospectus in the course of hedging the positions they assume with the selling shareholder. The selling shareholders may also sell short and redeliver the common stock covered by this prospectus to close out such short positions. The selling shareholder may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the common stock covered by this prospectus, which the broker-dealer may resell or otherwise transfer under this prospectus. The selling shareholder may also loan or pledge the common stock registered hereunder to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default the broker dealer may effect sales of the pledged shares pursuant to this prospectus.

All costs, expenses and fees in connection with the registration of the common stock covered hereunder will be borne by us. Commissions and discounts, if any, attributable to the sales of the common stock covered by this prospectus will be borne by the selling shareholders. The selling shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the common stock covered by this prospectus against certain liabilities, including liabilities arising under the Securities Act.

The selling shareholders are not obligated to sell any or all of the common stock covered by this prospectus.

In order to comply with the securities laws of certain states, the common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, the sale and issuance of common stock may be subject to the notice filing requirements of certain states. In addition, we will make copies of this prospectus available to the selling shareholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the common stock offered hereby. The selling shareholders must furnish each broker which offers common stock covered by this prospectus with the number of copies of this prospectus and any prospectus supplement that the broker requires.

Any broker-dealers or agents that participate with the selling shareholders in sales of the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with sales in which they participate. If any broker-dealers or agents are deemed to be "underwriters," then any commissions they receive and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act.

The selling shareholders and any other persons participating in the sale or distribution of the shares will be subject to liability under the federal securities laws and must comply with the requirements of the Securities Act and the Exchange Act and related rules and regulations, including Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales by the selling shareholders or any other such person. Under these rules and regulations, the selling shareholders and such other persons that are "deemed engaged in a distribution":

         - may not engage in any stabilization activity in connection with shares of our common stock; stabilization means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of shares of our common stock. This also includes bidding for or purchasing securities in the market;

         - may not engage in any passive market transactions in shares of our common stock; passive market making involves bidding for or purchasing shares of our common stock provided that the net purchases do not exceed specified levels as set forth in Rule 103 of Regulation M; and

         - may not bid for or purchase any shares of our common stock or attempt to induce any person to purchase any shares of our common stock other than as permitted by the Exchange Act.

These restrictions may affect the marketability of the shares of our common stock offered by the selling shareholders.

                          DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.00025 per share, and 5,000,000 shares of blank check preferred stock, par value $0.01 per share, of which 25,000 shares are designated as Series A 3% Convertible Preferred Stock and 25,000 shares are designated as Series B 5% Convertible Preferred Stock. As of October 24, 2002, there were 81,441,915 (includes the 4,000,000 shares issuable to ipPartners pursuant to the technology agreement and 5,000,000 issuable to Dean DeNuccio pursuant to a private placement on September 26, 2002) outstanding shares of common stock, 25,000 outstanding shares of Series A 3% Convertible Preferred Stock, and we agreed to issue 17,000 shares of Series B 5% Convertible Preferred Stock and no other shares of preferred stock. Below is a summary description of the material provisions of our capital stock:

COMMON STOCK

We are authorized to issue 100,000,000 shares of common stock. All the issued and outstanding shares of common stock are validly issued, fully paid and non-assessable. Each outstanding share of common stock has one vote on all matters requiring a vote of the shareholders. There is no right to cumulative voting; thus, the holders of fifty percent or more of the shares outstanding can, if they choose to do so, elect all of the directors. In the event of a voluntary or involuntary liquidation, all shareholders are entitled to a pro rata distribution after payment of liabilities and after provision has been made for each class of stock, having preference over the common stock. The holders of the common stock have no preemptive rights with respect to our offerings of shares of our common stock. Holders of common stock are entitled to dividends if, as and when declared by the Board out of the funds legally available therefor. It is our present intention to retain earnings, if any, for use in our business. Dividends are, therefore, unlikely in the foreseeable future.

SERIES A 3% CONVERTIBLE PREFERRED STOCK

On February 1, 2002 we amended our Articles of Incorporation to designate 25,000 shares of its blank check preferred stock as "Series A 3% Convertible Preferred Stock" and to establish the preferences, conversion rights, voting powers, restrictions, limitation as to distributions, qualifications, and terms of redemption of the Preferred Stock.

The Series A 3% Convertible Preferred Stock is non-voting stock convertible, at the option of the holder, into shares of our common stock at $0.50 per share. The holders of Series A 3% Preferred Stock are entitled to receive dividends at a rate of three percent (3%) per annum of the liquidation preference of $100 per share, which are fully cumulative, prior and in preference to any declaration or payment of any dividend (payable other than in shares of common stock) or other distribution on our common stock and pari-passu with the holders of the Series A 3% Preferred Stock. The dividends on the Series A 3% Convertible Preferred Stock accrue from the date of issuance of each share and are payable semi-annually on June 30 and December 30 of each year commencing on June 30, 2002. The dividends on the Series A 3% Convertible Preferred Stock are payable only when, as and if declared by the Board of Directors out of funds legally available therefor. Moreover, holders of the Series A 3% Convertible Preferred Stock are entitled to a preferred distribution in the event of a liquidation, dissolution or winding up.

SERIES B 5% CONVERTIBLE PREFERRED STOCK

On October 8, 2002 we amended our Articles of Incorporation to designate 25,000 shares of our blank check preferred stock as "Series B 5% Convertible Preferred Stock" and to establish the preferences, conversion rights, voting powers, restrictions, limitation as to distributions, qualifications, and terms of redemption of the Preferred Stock.

Shares of the Series B 5% Convertible Preferred Stock have the right to vote, together with the Common Stock as one class, and are entitled to a number of votes equal to the number of shares of Common Stock into which such shares of Series B 5% Convertible Preferred Stock are convertible, subject to a maximum limitation of 9.99% of all shares of the common stock then outstanding (after taking into account shares of Common Stock issuable upon conversion). Each share of the Series B 5% Convertible Preferred Stock is redeemable by us for $1,000. The Series B 5% Convertible Preferred Shares are convertible by the holder into shares of common stock at the rate of $.75 per share; provided, however, in the event that we fail to redeem in full the shares ($1,000 per share plus accrued dividends) pursuant to the following schedule: June 30, 2003--$750,000; September 30, 2003--$750,000, December 31, 2003--$750,000; March 31,
2004--$1,000,000; June 30, 2004--$1,500,000; September 30, 2004--$1,500,000;
December 31, 2004--$2,000,000; March 31, 2005--$2,000,000; June 30,
2005--$2,500,000; September 30, 2005--$2,500,000; December 31, 2005--$2,750,000;
March 31, 2006--$2,800,000, then until the next scheduled optional redemption date, up to 10% of the original issued Series B 5% Convertible Preferred Stock can be converted by the holder at a variable conversion price which will be the greater of (i) $.05 per share or (ii) 90% of the Market Price if the Market

Price is between the $.05 and $.40 per share; 85% of the Market Price (as defined in the amendment) if the Market Price is between $.41 and $.80 per share; 80% of the Market Price if the Market Price is between $.81 and $1.20 per share; 75% if the Market Price if the Market Price is between $1.21 and $2.50 per share; 70% of the Market Price if the Market Price is between $2.51 and $5.00 per share; and 65% of the Market Price if the Market Price is at $5.01 and over. The Market Price is defined as the average of 5 trading days preceding the conversion date. Additionally, in the event that we fail to redeem the Series B 5% Convertible Preferred Stock according to the foregoing redemption schedule and cannot retain the listing of its securities on Amex, then the conversion price of the Series B 5% Convertible Preferred Shares until the next Optional Scheduled Redemption Date shall be 85% of the average of 3 lowest closing bid prices during 10 days prior to the conversion date. The liquidation price for each of these shares is also $1,000.

BLANK CHECK PREFERRED STOCK

Pursuant to our Articles of Incorporation, our Board is authorized to issue, without any action on the part of our shareholders, up to 5,000,000 shares of blank check preferred stock, par value $0.01 per share, of which 25,000 shares are designated as Series A 3% Convertible Preferred Stock and 25,000 Series B 5% Convertible Preferred Stock. The Board has authority to divide the blank check preferred stock into one or more series and has broad authority to fix and determine the relative rights and preferences, including the voting rights of the shares of each series. The blank check preferred stock could be used as a method of discouraging, delaying or preventing a change in our control or be used to resist takeover offers opposed by the management. For instance, the Board could create impediments to or frustrate persons seeking to take us over or otherwise gain control of us by causing shares of blank check preferred stock with voting or conversion rights to be issued to a holder or holders who might side with the Board in opposing a takeover bid that the Board determines not to be in our best interest. In addition, our ability to issue shares of blank check preferred stock with voting or conversion rights might be considered a threat to dilute the stock ownership that might be acquired by a person or entity that might consider making a takeover bid. We have no plans at this time to issue any new series of preferred shares, and have no knowledge of any person or entity considering a takeover bid.

TRANSFER AGENT

The Transfer Agent for all our outstanding stock is Interwest Transfer Co., Inc., 1981 East Murray Holladay Road, Suite 100, Salt Lake City, Utah 84117, Phone 801-272-9294, Fax 801-277-3174.

                                  LEGAL MATTERS

Certain legal matters relating to the issue and resale of the shares of common stock under this prospectus will be passed upon for by Ellenoff Grossman Schole & Cyruli LLP, New York, New York.

                                     EXPERTS

Grassi & Co., CPAs, P.C., independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the Registration Statement. Our financial statements are incorporated by reference in reliance on Grassi & Co., CPAs, P.C.'s report, given on their authority as experts in accounting and auditing.

        ADDITIONAL INFORMATION AND INFORMATION INCORPORATED BY REFERENCE

We are subject to the informational reporting requirements of the Exchange Act and file reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

The SEC allows us to "incorporate by reference" into this prospectus the information we have filed with the SEC. We incorporate by reference into this prospectus the information contained in the documents listed below, which is considered to be a part of this prospectus:

         - Our annual report on Form 10-K/A for the year ended December 31, 2001, which contains audited financial statements for the most recent fiscal year for which we have filed audited financial statements;

         - Our quarterly report on Form 10-Q for the quarter ended June 30, 2002, as filed with the SEC; and

         - Our Current Reports on Form 8-K dated and filed on the following dates: May 17, 2002 (filed with the SEC on May 17,
                  2002); June 17, 2002 (filed with the SEC on June 17, 2002); July 8, 2002 (filed with the SEC on July 8, 2002); August 6, 2002 (filed with the SEC on August 6, 2002); August 26, 2002 (filed with the SEC on August 26, 2002); August 30, 2002 (filed with the SEC on August 30, 2002); September 13, 2002 (filed with the SEC on September 13, 2002); October 1, 2002 (filed with the SEC on October 1, 2002); October 7, 2002 (filed with the SEC on October 7, 2002).

We have filed with the SEC a registration statement on Form S-2 under the Securities Act to register under the Securities Act the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement or in the exhibits to it, certain portions of which may have been omitted as permitted by the rules and regulations of the SEC. You may obtain from the SEC at its principal office in Washington, D.C. upon payment of the fees prescribed by the SEC a copy of any contract or other document referred to in this prospectus or in any document incorporated herein by reference that has been filed as an exhibit to the registration statement or such document.

Our registration statement on Form S-2, including exhibits, as well as any reports, proxy statements and other information filed under the Exchange Act, can also be obtained electronically after we have filed them with the SEC through a variety of databases, including, among others, the SEC's Electronic Data Gathering, Analysis and Retrieval (EDGAR) program, Knight-Ridder Information, Inc., Federal Filings/Dow Jones and Lexis/Nexis. Additionally, the SEC maintains a Website (at http://www.sec.gov) that contains information regarding us.

This prospectus is accompanied by a copy of our latest annual report on Form 10-K, as amended and latest quarterly report on Form 10-Q. The information in this prospectus should be read together with the information and financial statements (including notes thereto) that appear or will appear in the Form 10-K, as amended and the documents referred to above as incorporated herein by reference. This prospectus incorporates documents by reference that are not presented herein or delivered herewith on Form 10-K, as amended or Form 10-Q. These documents are available without charge, upon written or oral request by any person to whom this prospectus has been delivered, from the Secretary, Eurotech, Ltd., 10306 Eaton Place, Suite 220, Fairfax, Virginia 22030, (703) 352-4399 or by e-mail at eurotech@eurotechltd.com.

                               RECENT DEVELOPMENTS

Certain material developments with respect to us have occurred since the end of the latest fiscal year for which certified financial statements were included in the latest Form 10-K, as amended, Form 10-Q, and Forms 8-K filed with the SEC on EDGAR and incorporated by reference. A list of such Forms 8-K are set forth above under Additional Information and Information Incorporated by Reference.

                          _____________________________

            DISCLOSURE OF COMMISSION POSITION IN INDEMNIFICATION FOR
                          SECURITIES ACT LIABILITIES.

We have agreed to indemnify the selling shareholder and the officers, directors and each person who controls the selling shareholder against all losses, claims, damages, liabilities and expenses caused by:

         - any untrue or alleged untrue statement of material fact contained in the registration statement, this prospectus or any amendment or supplement to these documents;

         - any omission or alleged omission to state a material fact in the registration statement, this prospectus or any amendment or supplement to these documents that is required to be stated or necessary to ensure that the documents are not misleading; or

         - any violation or alleged violation by us of the Securities Act, the Exchange Act, any state securities law or any rule or regulation under the Securities Act, the Exchange Act or any state securities law.

The selling shareholders will not be indemnified if the claims result from any written information furnished to us by the selling shareholders or if the selling shareholders fail to deliver a copy of this prospectus to a buyer.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling Eurotech pursuant to the foregoing provisions, Eurotech has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                     PART II

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following is an estimate of the expenses that we expect to incur specifically in connection with this registration. We will pay all of these expenses, and the selling shareholder will not pay any of them.

         SEC Registration fee                                  $   380
         Printing and engraving expenses                       $   500*
         Legal fees and expenses                               $15,000*
         Accounting fees and expenses                          $ 1,000*
         Miscellaneous                                         $ 1,000*
                                                               --------
                  Total                                        $17,880

         * Estimate, and subject to future contingencies.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation provides that we shall, to the full extent permitted by Section 29-304 of the District of Columbia Business Corporation Act, as from time to time amended and in effect, indemnify any and all persons whom we have the power to indemnify under said section. Section 29-101.04(16), the successor to former Section 29-304 of the Business Corporation Act, grants to us the power to indemnify any and all of our directors or officers or former directors or officers or any person who may have served at our request as a director or officer of another corporation in which we own shares of capital stock or of which we are a creditor against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties or a party, by reason of being or having been directors or officers or a director or officer of ours, or of such other corporation, except in relation to matters as to which any such director or officer or former director or officer or person is adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification is not deemed to be exclusive of any other rights to which those indemnified may be entitled, under any bylaw, agreement, vote of shareholders or otherwise. The foregoing provisions of our Articles of Incorporation may reduce the likelihood of derivative litigation against our directors and officers for breaches of their fiduciary duties, even though such action, if successful, might otherwise benefit us and our shareholders.

In addition, our Bylaws provide for the indemnification and exculpation of directors and officers. The specific provisions of the Bylaws related to indemnification and exculpation are as follows:

                                   ARTICLE VII
                                 INDEMNIFICATION

No director shall be liable to the corporation or any of its shareholders for monetary damages for breach of fiduciary duty as a director, except with respect to (1) a breach of the director's duty of loyalty to the corporation or its shareholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability which may be specifically defined by law or (4) a transaction from which the director derived an improper personal benefit, it being the intention of the foregoing provision to eliminate the liability of the corporation's directors to the corporation or its shareholders to the fullest extent permitted by law. The corporation shall indemnify to the fullest extent permitted by law each person that such law grants the corporation the power to indemnify.

It is uncertain under District of Columbia law whether the foregoing Bylaw provision will be enforceable. We have obtained an officers' and directors' liability insurance policy that will indemnify officers and directors for losses arising from any claim by reason of a wrongful act under certain circumstances where we do not indemnify such officer or director, and will reimburse us for any amounts where we may by law indemnify any of our officers or directors in connection with a claim by reason of a wrongful act.

ITEM 16. EXHIBITS

The Exhibits shown in the attached Exhibit Index are either filed herewith or incorporated herein by reference to such Exhibits filed with other documents, as indicated in that Exhibit Index.

ITEM 17. UNDERTAKINGS.

(a) RULE 415 OFFERING

The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any securities being registered which remain unsold at the termination of the offering.

(e) INCORPORATED ANNUAL AND QUARTERLY REPORTS

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities and Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(h) REQUEST FOR ACCELERATION OF EFFECTIVE DATE

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions summarized in response to Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted any such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it met all the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fairfax, Virginia, on October ____, 2002.

                                 EUROTECH, LTD.

                       BY: /s/ Don V. Hahnfeldt
                           --------------------------------
                               DON V. HAHNFELDT
                                  PRESIDENT

POWER OF ATTORNEY

Know all men by these presents, that each person whose signature appears below constitutes and appoints Don V. Hahnfeldt his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his place and stead, in any and all capacities, to sign any and all further amendments to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:


         Person                                 Capacity                             Date
         ------                                 --------                             ----
/s/ Don V. Hahnfeldt             Chairman of the Board of Directors and        October 29, 2002
---------------------------      President
    Don V. Hahnfeldt

/s/ Chad A. Verdi                Vice-Chairman of the Board of Directors       October 29, 2002
---------------------------
    Chad A. Verdi

/s/ Randolph A. Graves, Jr.      Director, Vice-President, Chief Financial     October 29, 2002
---------------------------      Officer and Corporate Secretary (principal
    Randolph A. Graves, Jr.      financial and accounting officer)

/s/ Leonid Khotin                Director                                      October 29, 2002
---------------------------
    Leonid Khotin

/s/ Simon Nemzov                 Director                                      October 29, 2002
---------------------------
    Simon Nemzow

/s/ Carey Naddell                Director                                      October 29, 2002
---------------------------
    Carey Naddell

                                              EUROTECH, LTD.
                                              EXHIBIT INDEX

                                                                                                 Location
Exhibit No.                                    Description                                      Reference
-----------                                    -----------                                      ---------
2.1               Technology Transfer Agreement dated July 13, 2001, between Eurotech,
                  Ltd., and Trylon Metrics, Inc.,                                                     15

2.1.1             Amendment, dated October 3, 2001, to Technology Transfer Agreement dated
                  July 13, 2001, between Eurotech, Ltd., and Trylon Metrics, Inc.,                    23

3.1.1             Articles of Incorporation of Eurotech, Ltd. and amendment thereto                    1

3.1.2             Articles of Amendment adopted June 20, 2000 and corresponding
                  Certificate of Amendment dated June 21, 2000                                        10

3.1.3             Articles of Amendment to the Articles of Incorporation to state the
                  terms of the Series A 3% Convertible Preferred Stock dated February 1, 2002         20

3.2.1             Bylaws of Eurotech Ltd.                                                              1

3.2.2             Amendment to Bylaws adopted February 23, 2000 to fix the number of
                  directors at 5.                                                                      9

3.2.3             Amendment to Bylaws adopted on August 27, 2001 to fix the number of
                  directors at 7                                                                      23

4.1               Form of Common Stock certificate                                                     1

4.4               Articles of Amendment to the Articles of Incorporation to state the terms
                  of the Series B 5% Convertible Preferred Stock, dated October 7, 2002               33

5                 Opinion of Ellenoff Grossman Schole & Cyruli, LLP                                    *

10.1.1            License Agreement dated September 6, 1996 between Euro-Asian Physical
                  Society and ERBC Holding, Ltd.                                                       1

10.1.2            Sub-License Agreement dated September 16, 1996 between ERBC Holding,
                  Ltd. and Eurotech, Ltd.                                                              1

10.1.2.1          EKOR Agreement dated as of May 15, 2000 between Euro-Asian Physical
                  Society and Eurotech, Ltd. Modifying the EKOR license                               12

10.1.3            Agreement dated January 28, 1997 between Eurotech, Ltd. and Kurchatov
                  Research Holdings, Ltd.                                                              1

10.1.4            Memorandum of Intent among Chernobyl Nuclear Power Plant, I. V.
                  Kurchatov Institute, Ukrstroj and Eurotech, Ltd.                                     1

10.1.5            Agreement dated December 10, 1996 between Ukrstroj and Chernobyl Nuclear
                  Power Plant (in past filings, this agreement was identified as dated
                  December 6, 1996 when in fact the agreement is dated December 10, 1996)              1

10.1.6            Agreement dated December 11, 1996 among Ukrstroj, Eurotech, Ltd. and
                  Euro-Asian Physical Society                                                          1

10.2.1            Technology Purchase Agreement between Eurotech, Ltd. and Oleg L.
                  Figovsky                                                                             2




10.2.2            Technology Purchase Agreement between Eurotech, Ltd. and Oleg L.
                  Figovsky                                                                             2

10.2.3            Technology Purchase Agreement between the Company and Oleg L.
                  Figovsky                                                                             2

10.2.4            Agreement dated February 27, 2000 between Eurotech, Ltd. and Oleg L.
                  Figovsky (acquisition of the rights to 49% of net profits)                           8

10.3              Preliminary EKOR (Component A)/Block Copolymer manufacturing licensing
                  agreement between Eurotech, Ltd. and NuSil Technology                                9

10.4.1            Agency Contract dated May 19, 2000 between Eurotech, Ltd. and McPhee
                  Environmental Supply                                                                10

10.4.2            McPhee Environmental Supply Cancellation dated March 14, 2001                       12

10.5.1            Share Purchase Agreement dated June 29, 2000 between Zohar Gendler and
                  Eurotech, Ltd. (Rademate Ltd.)                                                      10

10.5.2            Share Purchase Agreement dated June 29, 2000 between Technion
                  Entrepreneurial Incubator Co., Ltd. and Eurotech, Ltd. (Rademate Ltd.)              10

10.5.3            Investment Agreement date July 23, 2000 between Sorbtech Ltd. and
                  Eurotech, Ltd. (in past filings, this agreement was identified as "share
                  purchase agreement" when in fact it is titled "Investment Agreement")               10

10.5.4            Investment Agreement entered into in May, 2000 between Amsil, Ltd. and
                  Eurotech, Ltd.                                                                      10

10.6.1            Form of Agreement among Eurotech, Ltd., V. Rosenband and C. Sokolinsky,
                  and Ofek Le-Oleh Foundation                                                          2

10.6.2            Equity Sharing Agreement between the Company, V. Rosenband and C.
                  Sokolinsky                                                                           2

10.6.3            Voting Agreement among Eurotech, Ltd., V. Rosenband and C.
                  Sokolinsky                                                                           2

10.7.1            Investment Agreement between Eurotech, Ltd. and Chemonol, Ltd.                       2

10.7.2            Equity Sharing Agreement between the Company and Leonid                              2
                  Shapovalov

10.7.3            Voting Agreement between Eurotech, Ltd. and Leonid Shapovalov                        2

10.8.1            Agreement between Eurotech, Ltd. and Separator, Ltd.                                 2

10.8.2            Equity Sharing Agreement between Eurotech, Ltd. and Efim Broide                      2

10.8.3            Voting Agreement between Eurotech, Ltd. and Efim Broide                              2

10.9.1            Form of Agreement among Eurotech, Ltd., Ofek Le-Oleh Foundation and Y.
                  Kopit                                                                                2

10.9.2            Equity Sharing Agreement among Eurotech, Ltd., Y. Kopit and V.
                  Rosenband                                                                            2




10.9.3            Voting Agreement among Eurotech, Ltd., Y. Kopit and V. Rosenband                     2

10.10             Form of License Agreement between the Company and ERBC Holdings,
                  Ltd.                                                                                 2

10.11.1           Cooperation Agreement between Eurotech, Ltd. and Forschungszentrum
                  Julich GmbH                                                                          2

10.11.2           Agreement among Eurotech, Ltd., Forschungszentrum Julich and two other
                  entities for the testing of EKOR in Germany                                          7

10.11.3           Letters of cancellation of German EKOR testing agreement                            12

10.12.1           Convertible Debenture Purchase Agreement among Eurotech, Ltd., JNC
                  Opportunity Fund, Ltd. and Diversified Strategies Fund, L.P.                         2

10.12.2           Escrow Agreement among Eurotech, Ltd., JNC Opportunity Fund, Ltd. and
                  Diversified Strategies Fund, L.P. and Robinson, Silverman, Pearce,
                  Aronsohn & Berman, LLP                                                               2

10. 2.3           Registration rights Agreement among Eurotech, Ltd., JNC Opportunity
                  Fund, Ltd. and Diversified Strategies Fund, L.P.                                     2

10.12.4           Form of 8% Convertible Debenture Due November 27, 2000 issued by
                  Eurotech, Ltd. to JNC Opportunity Fund, Ltd.                                         2

10.12.5           Form of 8% Convertible Debenture Due November 27, 2000 issued by
                  Eurotech, Ltd. to Diversified Strategies Fund, L.P.                                  2

10.12.6           Warrant No. 1 issued by Eurotech, Ltd. to JNC Opportunity Fund, Ltd.                 2

10.12.7           Warrant No. 2 issued by Eurotech, Ltd. to Diversified Strategies Fund,
                  L.P.                                                                                 2

10.12.8           Warrant No. 3 issued by Eurotech, Ltd. to Diversified Strategies Fund,
                  L.P.                                                                                 2

10.13.1           Convertible Debenture Purchase Agreement between Eurotech, Ltd. and JNC
                  Opportunity Fund, Ltd.                                                               2

10.13.2           Escrow Agreement among Eurotech, Ltd., JNC Opportunity Fund, Ltd. and
                  Robinson, Silverman, Pearce, Aronsohn and Berman, LLP                                2

10.13.3           Registration Rights Agreement between Eurotech, Ltd. and JNC Opportunity
                  Fund Ltd.                                                                            2

10.13.4           Form of 8% Convertible Debenture Due February 23, 2001 issued by
                  Eurotech, Ltd. to JNC Opportunity Fund, Ltd.                                         2

10.13.5           Warrant No. 3 issued by Eurotech, Ltd. to JNC Opportunity Fund Ltd.                  2

10.14.1           Debenture Purchase Agreement between Eurotech, Ltd and JNC Strategic
                  Fund Ltd.                                                                            2

10.14.2           Form of 8% Convertible Debenture No.1 Due July 20, 2001 issued by
                  Eurotech, Ltd. to JNC Strategic Fund Ltd.                                            3




10.14.3           Form of 8% Convertible Debenture No.2 Due February 23, 2001 issued by
                  Eurotech, Ltd. to JNC Opportunity Fund, Ltd.                                         3

10.14.4           Warrant No. 4 issued by Eurotech, Ltd. to JNC Strategic Fund Ltd.                    3

10.14.5           Registration Rights Agreement issued by Eurotech, Ltd. to JNC Strategic
                  Fund Ltd.                                                                            3

10.14.6           Amended and Revised 8% Convertible Debenture No.1 Due February 23,
                  2001 issued by Eurotech, Ltd. to JNC Opportunity Fund, Ltd.                          3

10.14.7           Amended and Revised 8% Convertible Debenture No.2 Due July 20, 2001
                  issued by Eurotech, Ltd. to JNC Strategic Fund Ltd.                                  3

10.14.8           Amended and Revised 8% Convertible Debenture No.13 Due November 27, 2000
                  issued by Eurotech, Ltd. to JNC Opportunity Fund, Ltd.                               3

10.14.9           Amended and Revised 8% Convertible Debenture No.14 due November 27, 2000
                  issued by Eurotech, Ltd. to Diversified Strategies Fund, L.P.                        3

10.14.10          Agreement dated February 25, 2000 regarding conversion price                         8

10.14.11          Agreement dated February 21, 2001 regarding extension of maturity                   12

10.15.1           Agreement between Eurotech, Ltd. and David Wilkes                                    3

10.15.2           Secured Promissory Note issued by Eurotech, Ltd. to JNC Strategic Fund
                  Ltd.                                                                                 3

10.15.3           Secured Promissory Note issued by Eurotech, Ltd. to David Wilkes                     3

10.15.4           Secured Promissory Note issued by Eurotech, Ltd. to David Wilkes                     3

10.15.5           Escrow Agreement among the Company, JNC Strategic Fund Ltd. and Encore
                  Capital Management, L.L.C.                                                           3

10.15.6           Security Agreement by Eurotech, Ltd. in favor of JNC Strategic Fund Ltd.
                  and David Wilkes                                                                     3

10.15.7           Warrant issued by Eurotech, Ltd. to JNC Strategic Fund Ltd.                          3

10.15.8           Warrant issued by the Company to David Wilkes                                        4

10.15.9           Form of 8% Convertible Debenture Due Three Years from Original Issue
                  Date issued by Eurotech, Ltd. to JNC Strategic Fund Ltd.                             4

10.15.10          Employment Agreement between Eurotech, Ltd. and Frank Fawcett                        4

10.15.10          Disengagement Agreement between Eurotech, Ltd. and Frank Fawcett                     7

10.16.1           Employment Agreement between Eurotech, Ltd. and Don V. Hahnfeldt                     4

10.16.2           Revised employment agreement between Eurotech, Ltd. and Don V.
                  Hahnfeldt                                                                            7

10.17             Agreement dated September 9, 1999 between Eurotech, Ltd. and Peter Gulko
                  (acquisition of KRHL shares)                                                         5




10.18.1           Agreement dated as of November 30, 1999 between Eurotech, Ltd. and
                  Kurchatov Research Holdings, Ltd.                                                    7

10.18.2           Agreement dated June 20, 2000 between Eurotech, Ltd. and Advanced
                  Technology Industries, Inc. (formerly Kurchatov Research Holdings,
                  Ltd.)                                                                               10

10.19             Agreement dated as of December 15, 1999 between Eurotech, Ltd. and
                  Spinneret Financial Systems, Inc.                                                    7

10.20.1           Common Stock Purchase Agreement dated December 31, 1999 between
                  Eurotech, Ltd. and Woodward LLC                                                      7

10.20.2           Warrant issued by Eurotech, Ltd. to Woodward LLC on December 31,
                  1999                                                                                 7

10.20.3           Registration Rights Agreement dated December 31, 1999 between Eurotech,
                  Ltd. and Woodward LLC                                                                7

10.20.4           Commitment Agreement ($22,000,000) between Eurotech, Ltd. and Woodward
                  LLC                                                                                  7

10.20.5           Escrow Agreement dated December 31, 1999 among Eurotech, Ltd., Woodward
                  LLC and Krieger & Prager                                                             7

10.20.6           Common Stock Purchase Agreement dated as of March 1, 2000 between
                  Eurotech, Ltd. and Woodward LLC                                                      9

10.20.7           Common Stock Purchase Agreement dated as of April 24, 2000 between
                  Eurotech, Ltd. and Woodward LLC                                                     10

10.20.8           Registration Rights Agreement dated as of April 17, 2000 between
                  Eurotech, Ltd. and Woodward LLC                                                     10

10.20.9           Warrant issued by Eurotech, Ltd. to Woodward LLC on June 22, 2000                   10

10.20.10          Amendment Agreement dated June 29, 2000 between Eurotech, Ltd. and
                  Woodward LLC, amending April 24, 2000 Common Stock Purchase Agreement and Registration Rights Agreement and December 31, 2000 Commitment
                  Agreement                                                                           10

10.20.11          Amendment Agreement dated September 28, 2000 between Eurotech, Ltd.
                  and Woodward LLC, amending March 1, 2000 Common Stock Purchase
                  Agreement                                                                           11

10.20.12          Modification Agreement dated as of February 28, 2001, amending
                  March 1 and April 24, 2000 Common Stock Purchase Agreements                         12

10.20.13          Common Stock Purchase Agreement as of March 30, 2001 between Eurotech,
                  Ltd. and Woodward LLC                                                               13

10.20.14          Registration Rights Agreement dated as of March 30, 2001 between
                  Eurotech, Ltd. and Woodward LLC                                                     13

10.20.15          Modification Agreement dated as of May 18, 2001, amending March 1,
                  2000, April 24, 2000, and March 30, 2001 Common Stock Purchase
                  Agreements                                                                          14




10.20.16          Securities Purchase Agreement as of February 1, 2002 between Eurotech,
                  Ltd. and Woodward LLC                                                               20

10.20.17          Repricing Rights Agreement dated as of February 1, 2002 between
                  Eurotech, Ltd. and Woodward LLC                                                     20

10.20.18          Registration Rights Agreement dated as of February 1, 2002 between
                  Eurotech, Ltd. and Woodward LLC                                                     20

10.20.19          Letter Agreement dated December 28, 2001 between Eurotech, Ltd. and
                  Woodward LLC                                                                        20

10.20.21          Private Equity Agreement dated February 22, 2002, between Eurotech, Ltd.
                  and Jenks & Kirkland, Ltd                                                           21

10.20.22          Registration Rights Agreement dated as of February 22, 2002 between
                  Eurotech, Ltd. and Jenks & Kirkland, Ltd.                                           21

10.20.23          Restated Amendment To Repricing Rights Agreement And Securities Purchase
                  Agreement dated as of May 7, 2002 between Eurotech, Ltd. and
                  Woodward LLC                                                                        24

10.21             Technology Acquisition and Development Agreement related to Cypto.Com,
                  Inc.                                                                                 9

10.22.1           Investment Banking Consulting Agreement dated January 15, 2001 between
                  Eurotech, Ltd. and Adolph Komorsky Investments, together with addendum
                  thereto                                                                             12

10.22.2           Cancellation of Investment Banking Consulting Agreement dated March 30,
                  2001 between Eurotech, Ltd. and Adolph Komorsky Investments                         13

10.23.1           Consulting Agreement as of January 18, 2001 between Eurotech, Ltd. and
                  Davis Manafort, Inc.                                                                13

10.23.2           Second Consulting Agreement dated April 25, 2001 between Eurotech, Ltd.
                  and Davis Manafort, Inc.                                                            13

10.24             Consulting Agreement dated April 25, 2001 between Eurotech, Ltd. and
                  Harborstone Financial Group, Inc.                                                   13

10.25             Consulting Agreement dated March 23, 2001 between Eurotech, Ltd. and
                  Robert Tarini/ip Partners                                                           13

10.26             Consulting Agreement dated October 22, 2001 between Eurotech, Ltd. and
                  Race Rock Design Partners                                                           18

10.27             Employment Agreement between Eurotech, Ltd. and Todd J. Broms dated
                  February 28, 2002                                                                   23

10.27.1           Stock Option Grant for Broms Holding LCC dated February 28, 2002                    23

10.27.2           Employment Agreement between Eurotech, Ltd. and Don V. Hahnfeldt dated
                  February 28, 2002                                                                   23

10.27.3           Stock Option Grant for Don V. Hahnfeldt dated February 28, 2002                     23




10.27.4           Consultant Agreement between Eurotech, Ltd. and Verdi Consultants, Inc.
                  dated February 28, 2002                                                             23

10.27.5           Stock Option Grant for Verdi Consultants, Inc. dated February 28, 2002              23

10.27.6           Lease Agreement between SMII FAIRFAX, LLC and Eurotech, Ltd dated August
                  30, 2000                                                                            23

10.27.7           Consultant Agreement between Eurotech, Ltd. and EB Associates, LLC dated
                  April 29, 2002                                                                      24

10.27.8           Stock Option Grant for EB Associates, LLC dated April 29, 2002                      24

10.27.9           Technology Development Agreement between Eurotech, Ltd. and ipPartners,
                  Inc. dated as of July 24, 2002                                                      27

10.27.10          Acknowledgment and Release Agreement by and between Eurotech, Ltd,
                  Trylon Metrics, Inc., and ipPartners, Inc. dated as of July 24, 2002                27

10.27.11          Letter Agreement between Eurotech, Ltd. and Trylon Metrics, Inc. dated
                  as of July 24, 2002                                                                 27

10.27.12          Letter Agreement by and between Eurotech, Ltd., ipPartners, Inc. and
                  Robert Tarini, individually dated as of July 24, 2002                               27

10.27.13          Joint Escrow Instructions Agreement dated July 30, 2002                             27

10.27.14          Letter Agreement between Eurotech, Ltd. and Woodward LLC Suspending
                  Certain Obligations of the Company Pending Negotiations of Definitive
                  Restructuring Agreement                                                             28

10.27.15          Letter Agreement between Eurotech, Ltd. and Spinneret Financial Services
                  Terminating Spinneret's Fees                                                        28

10.28             Joint Technology Development Agreement between Eurotech, Ltd. and Logstor
                  Ror A/S dated as of September 24, 2002                                              34

10.29             Termination and Modification to Repricing Rights Agreement (Series A
                  Preferred Stock) by and between Eurotech, Ltd. and Woodward LLC, dated
                  September 30, 2002                                                                  33

10.30             Termination and Modification to Repricing Rights Agreement (Common Stock)
                  by and between Eurotech, Ltd. and Woodward LLC, dated September 30, 2002            33

10.31             Securities Exchange and Purchase Agreement by and between Eurotech, Ltd.
                  and Woodward LLC, dated September 30, 2002                                          33

10.32             Registration Rights Agreement, dated September 30, 2002                             33

10.33             Certificate of Designation of Eurotech, dated September 30, 2002                    33

16.1              Letter dated September 10, 2002, from Grassi & Co. CPA's, P.C. to the
                  Securities and Exchange Commission regarding change in certifying
                  accountants.                                                                        31

23.1              Consent of Grassi & Co., CPAs, P.C.

23.2              Consent of Ellenoff Grossman Schole & Cyruli, LLP                                    *

99.1              News Release - EUROTECH, Ltd. Acquires Sub-Surface Remote Sensing
                  Technology Trylon Metrics 3D Electromagnetic Radiography(TM) and
                  Acoustic Core(TM) Technologies Complement Eurotech's EKORT Nuclear
                  Remediation Product                                                                 15

99.2              Investment Agreement dated October 2, 2001 between Eurotech, Ltd. and
                  Jenks & Kirkland, Ltd                                                               16

99.3              Letter to Shareholders from Chairman and President/CEO dated
                  November 9, 2001                                                                    17

99.4              Press Release, dated November 12, 2001                                              17

99.5              Update Letter to Shareholders from Chairman, dated November 12, 2001                17




99.6              Agreement between Etelix, U.S. ("Etelix") and Crypto.Com ("Crypto")
                  made this 30th day of December, 2001                                                19

99.7              Modification and Conversion of $3,000,000 Principal Amount 8%
                  Convertible Debentures of Eurotech, Ltd., due February 23, 2002 dated
                  January 9, 2002                                                                     19

99.8              Eurotech, Ltd. Press Release dated March 1, 2002 announcing appointment
                  of Todd J. Broms as President and Chief Executive Officer                           21

99.9              Eurotech, Ltd. Press Release dated March 5, 2002 announcing financing
                  commitment from Jenks & Kirkland, Ltd.                                              21

99.10             Transcript of Prepared Speech to be presented at the Annual Meeting of
                  the Company's Shareholders on March 29, 2002                                        22

99.11             News Release - Eurotech's CEO, Todd J. Broms, Announces The Engagement
                  of EB Associates, LLC as Senior Financial Advisor, Office of the
                  President                                                                           24

99.12             News Release - Todd J. Broms, Eurotech's CEO, Issues Shareholder Update;
                  Company Initiates On-Going Strategic Review of Its Portfolio of
                  Technology Assets                                                                   25

99.13             News Release - Todd J. Broms, Eurotech's CEO, Issues Shareholder Update;
                  Eurotech Continues Corporate and Financial Restructuring Initiatives
                                                                                                      26
                  Certification Pursuant To 18 U.S.C. Section 1350, As Adopted Pursuant To
99.14             Section 906 Of The Sarbanes-Oxley Act Of 2002 - Mr. Todd J. Broms,
                  President and Chief Executive Officer
                                                                                                      28
                  Certification Pursuant To 18 U.S.C. Section 1350, As Adopted Pursuant To
99.15             Section 906 Of The Sarbanes-Oxley Act Of 2002 - Dr. Randolph A. Graves,
                  Chief Financial Officer and Vice President
                                                                                                      28
                  News Release - Todd J. Broms, Eurotech's CEO, Issues Shareholder Update;
99.16             Eurotech Continues Corporate and Financial Restructuring Initiatives                29

99.17             The American Stock Exchange Letter dated August 26, 2002                            30

(for Legend, see next page)

Legend:
-------

*        Filed as an Exhibit to the current filing

1 Incorporated by reference to such Exhibit filed with our registration statement on Form 10 on file with the SEC, file number 000-22129

2 Incorporated by reference to such Exhibit filed with Pre-Effective Amendment No. 2 to our registration statement on Form S-1, File No. 333-26673, on file with the SEC

3 Incorporated by reference to such Exhibit filed with our current report on Form 8-K dated August 3, 1998, on file with the SEC as of August 25, 1998

4 Incorporated by reference to such Exhibit filed with Post-Effective Amendment No. 1 to our registration statement on Form S-1, File No. 333-26673, on file with the SEC

5 Incorporated by reference to such Exhibit filed by Peter Gulko with his Statement on Schedule 13D

6 Incorporated by reference to such Exhibit filed with our current report on Form 8-K as of November 30, 1999, on file with the SEC

7 Incorporated by reference to such Exhibit filed with Post-Effective Amendment No. 2 to our registration statement on Form S-1, File No. 333-26673, on file with the SEC

8 Incorporated by reference to such Exhibit filed with our annual report on Form 10-K for the year ended December 31, 1999, on file with the SEC

9 Incorporated by reference to such Exhibit filed with our quarterly report on Form 10-Q for the quarter ended March 31, 2000, on file with the SEC

10 Incorporated by reference to such Exhibit filed with our quarterly report on Form 10-Q for the quarter ended June 30, 2000, on file with the SEC

11 Incorporated by reference to such Exhibit filed with our quarterly report on Form 10-Q for the quarter ended September 30, 2000, on file with the SEC

12 Incorporated by reference to such Exhibit filed with our annual report on Form 10-K for the year ended December 31, 2000, on file with the SEC

13 Incorporated by reference to such Exhibit filed with our quarterly report on Form 10-Q for the quarter ended March 31, 2001, on file with the SEC

14 Incorporated by reference to such Exhibit filed with our quarterly report on Form 10-Q for the quarter ended June 30, 2001, on file with the SEC

15 Incorporated by reference to such Exhibit filed on Form 8-K as of October 5, 2001, on file with the SEC

16 Incorporated by reference to such Exhibit filed on Form 8-K as of October 11, 2001, on file with the SEC

17 Incorporated by reference to such Exhibit filed on Form 8-K as of November 13, 2001, on file with the SEC

18 Incorporated by reference to such Exhibit filed with our quarterly report on Form 10-Q for the quarter ended September 30, 2001, on file with the SEC

19 Incorporated by reference to such Exhibit filed on Form 8-K as of December 30, 2001 (filed with the SEC on January 25, 2002)

20 Incorporated by reference to such Exhibit filed on Form 8-K as of February 1, 2002 (filed with the SEC on March 1, 2002)

21 Incorporated by reference to such Exhibit filed on Form 8-K as of February 22, 2002 (as filed with the SEC on March 5, 2002)

22 Incorporated by reference to such Exhibit filed on Form 8-K as of March 29, 2002 (filed with the SEC on the same date)

23 Incorporated by reference to such Exhibit filed with our annual report on Form 10-K for the year ended December 31, 2001, on file with the SEC

24 Incorporated by reference to such Exhibit filed with our quarterly report on Form 10-Q for the quarter ended March 31, 2002, on file with the SEC

25 Incorporated by reference to such Exhibit filed on Form 8-K as of May 17, 2002 (filed with the SEC on the same date)

26 Incorporated by reference to such Exhibit filed on Form 8-K as of June 13, 2002 (filed with the SEC on June 17, 2002)

27 Incorporated by reference to such Exhibit filed on Form 8-K as of 24 July, 2002 (filed with the SEC on August 6, 2002)

28 Incorporated by reference to such Exhibit filed with our quarterly report on Form 10-Q for the quarter ended June 30, 2002, on file with the SEC

29 Incorporated by reference to such Exhibit filed on Form 8-K as of 23 August, 2002 (filed with the SEC on August 26, 2002)

30 Incorporated by reference to such Exhibit filed on Form 8-K as of 26 August, 2002 (filed with the SEC on August 30, 2002)

31 Incorporated by reference to such Exhibit filed on Form 8-K/A as of 9 September, 2002 (filed with the SEC on October 7, 2002)

32 Incorporated by reference to such Exhibit filed on Form 8-K as of 24 September, 2002 (filed with the SEC on October 7, 2002)

33 Incorporated by reference to such Exhibit filed on Form 8-K as of 25 September, 2002 (filed with the SEC on October 7, 2002)

34 Incorporated by reference to such Exhibit filed on Form 8-K as of 23 October, 2002 (filed with the SEC on October 7, 2002)

35 Incorporated by reference to such Exhibit filed on Form 8-K as of 24 October, 2002 (filed with the SEC on October 7, 2002)